SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2005

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

Grupo Imsa, S.A. de C.V.

Av. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente, San Pedro Garza García, N.L.

“C” and “B” Series Shares of the Issuer are registered with the National Registry of Securities and listed on the Mexican Stock Exchange as “IMSA UBC”

STATEMENT OF RELEVANT INFORMATION REGARDING CORPORATE RESTRUCTURING

December 2, 2005

According to the Sole Administrative Directive issued by the Commission, Grupo IMSA, S.A. de C.V. (“Grupo IMSA”) reports to its shareholders and to the investing public regarding the next Reorganization that it intends to carry out in relation to its corporate structure.

Brief Summary of the Reorganization

The Reorganization consists of carrying out a series of acts that will entail a spin-off from Grupo IMSA, the end results of which will be the establishment of an open-end stock corporation, whose name is being authorized by the Mexican Department of Foreign Relations; however, for the purpose of this document, it shall be known as “G2,” a company that shall be engaged primarily in acquiring, controlling and administering subsidiaries engaged directly or indirectly in manufacturing, distributing and selling products of reinforced plastic, steel and aluminum. Subject to obtaining the corresponding authorizations, we will strive to have G2 shares registered in the Securities Section of the National Registry of Securities (hereinafter referred to as the “Registry”) so that they are listed on Bolsa Mexicana de Valores, S.A. de C.V. (Mexican Stock Exchange), hereinafter referred to as the “Exchange”.

Once the Reorganization takes effect, Grupo IMSA shall primarily be engaged in acquiring, controlling and administering subsidiaries engaged directly or indirectly in processing, distributing and selling steel products.

Furthermore, in tandem with the Reorganization but without being a part thereof, we aim to convert the “C” Series non-voting shares of Grupo IMSA to registered, common, no par value shares with full corporate and proprietary rights and that are freely subscribable.

Characteristics of Securities

Grupo IMSA Securities

As a consequence of the Reorganization, Grupo IMSA shares shall only change their book value and market value. As indicated earlier, we propose to Grupo IMSA shareholders, without being part of the

Reorganization, that “C” Series shares be converted to common shares. Except for the foregoing modifications, Grupo IMSA shares will retain their characteristics. The change in market value will be determined according to the procedure established for that purpose by the Exchange. Subject to obtaining the necessary authorizations, Grupo IMSA shares will be listed on the Exchange with the code “IMSA” unless a different listing code is determined in due course; the investing public will be informed of said code when appropriate.

G2 Securities

Subject to obtaining the corresponding authorizations, G2 shares will be registered with the Registry and listed on the Exchange for listing and trading in Mexico. G2 capital is considered covered by registered, common, no par value shares with full corporate and proprietary rights and that are freely subscribable. G2 shares, subject to obtaining the necessary authorizations, shall be listed on the Exchange with the code “G2,” unless a different listing code is determined in due course; the investing public will be informed of said code when appropriate. G2 shares will not be listed on the securities exchange or any listing system whatsoever abroad and will not be registered with the US Securities and Exchange Commission (“SEC”).

Shares representing the capital stock of Grupo IMSA are registered with the Securities Section of the Registry and listed on the Exchange. Registration with the National Registry of Securities does not imply certification regarding the merit of the security or the solvency of the issuer.

The full text of this “Statement of Relevant Information Regarding Corporate Restructuring” is available to shareholders at the Office of the Secretary of the company as well as on its web site (www.grupoimsa.com) and that of the Exchange (www.bmv.com.mx).

1. Terms and Definitions

Unless the context indicates otherwise, all references to the following terms shall be construed as follows:

Terms	Definitions

“Exchange”	Mexican Stock Exchange

“CFF”	Mexican Tax Code.

“Sole Administrative Directive”	General Provisions Applicable to Issuers of Securities and Other Participants in the Securities Market published in the Official Gazette of Mexico on March 19, 2003.

“Commission”	National Banking and Securities Commission.

“Company,” “Group,” “Grupo IMSA” or “Issuer”	Grupo Imsa, S.A. de C.V. and its consolidated subsidiaries, as the context may require.

“Corporativo”	Corporativo Grupo Imsa, S.A. de C.V.

“Dollar,” “dollars,” “United States $,” US$	Legal tender of the United States of America.

“United States”	United States of America.

“Prospectus”	This Prospectus, prepared by the Company in accordance with the provisions of the Ley del Mercado de Valores (Securities Market Law) and the Sole Administrative Directive.

“IMCP”	Instituto Mexicano de Contadores Públicos, A.C.

“IMSA ACERO”	IMSA ACERO, S.A. de C.V.

“IMSA-MEX”	IMSA-MEX, S.A. de C.V.

“IMSALUM”	IMSALUM, S.A. de C.V.

“IMSATEC”	IMSATEC, S.A. de C.V

“INDEVAL”	Indeval, S.A. de C.V., Institución para el Depósito de Valores.

“INPC”	Mexican National Consumer Price Index.

“ISR”	Mexican Income Tax.

“Latin America”	Mexico in conjunction with the countries forming Central and South America.

“Environmental Laws”	The laws, statutes, codes, regulations, criteria, guidelines, official standards and rules of federal, state and municipal laws in force in Mexican related to regulating and protecting human health, safety, the environment and natural resources, including the air, surface water, ground water, swamps, land, surface and sub-soil strata, flora and fauna, aquatic species and vegetation, especially the Ley General de Equilibrio Ecológico y Protección al Ambiente (General Environmental Protection and Ecological Balance Law).

“Mexico”	United Mexican States.

“Mexican GAAP”	Generally Accepted Accounting Principles in Mexico.

“Pesos,” “pesos” or “Ps”	Legal tender of Mexico. Unless otherwise indicated, the figures shown in this Prospectus and in the attached financial statements are stated in constant pesos having the purchasing power of September 30, 2005.

“Mexican GDP”	Mexican Gross Domestic Product.

“Registry”	National Registry of Securities.

“Reorganization”	The Relevant Corporate Restructuring described in this Prospectus.

“Annual Report”	The Annual Report on form 20-F of Grupo IMSA presented to the SEC on June 30, 2005.

“SEC”	Securities and Exchange Commission.

“NAFTA”	North American Free Trade Agreement.

“TLCUEM”	Free Trade Agreement Between Mexico and the EU.

“EBITDA”	Operating income plus depreciation and amortization

2. Executive Summary

This summary does not aim to contain all of the information that could be relevant regarding the aforementioned Reorganization; therefore, it is supplemented by more detailed information and the financial information included in other sections hereof, as well as in the Annual Report of Grupo IMSA sent to the Commission and to the Exchange, which is available at the web site of Grupo IMSA (www.grupoimsa.com) and on the page of the Exchange itself (www.bmv.com.mx).

Grupo IMSA is one of the largest diversified industrial companies in Mexico in terms of sales according to information published by the Exchange and by business publications, such as América Economía y Expansión and currently has two business segments:

•	IMSA ACERO, segment engaged in manufacturing and marketing processed steel products (which in the last 9 months of 2005 represented approximately 83% of its net consolidated sales);

•	IMSATEC, segment engaged in manufacturing and marketing products of aluminum, steel and reinforced plastic, primarily for the construction industry (which in the last 9 months of 2005 represented approximately 17% of its net consolidated sales).

Grupo IMSA is considered the country’s largest intermediate steel processor in terms of sales volume according to available information compared to its two largest competitors: Altos Hornos de Mexico, S.A. de C.V. and Hylsamex, S.A. de C.V., which hold smaller steel processing segments than Grupo IMSA; it is estimated that, in 2004, it was Mexico’s largest producer of galvanized sheet metal (including painted) (according to information published by the Cámara Nacional del Hierro y el Acero [National Iron and Steel Chamber] (“CANACERO”) and based on information from the Company itself). Likewise, Grupo IMSA considers that it is the largest producer of cold-rolled steel in the country in terms of volume, based on conversation with customers, suppliers and competitors, as well as on its own estimates based on information published by CANACERO. Grupo IMSA processes steel at three plants located throughout the country and distributes its products through 15 distribution centers, as well as five service centers. Outside the country, Grupo IMSA processes steel at another five plants, has five service centers and distributes its products through 15 distribution centers. Said service centers provide value-added services, such as cutting to sheets, cutting to strips, chamfering and formation of sections. Grupo IMSA believes that it is currently the second largest manufacturer in North America of pre-designed metal buildings and their components (based on reports from the Metal Building Manufacturers Association) and also that it is one of the largest producers in North America of steel panels with insulation (based on Grupo IMSA’s general knowledge of the market for insulated steel panels, as well as on information gathered from suppliers, customers and competitors), in terms of sales volume. In addition to operations in Mexico, this segment includes operations in the United States, Chile and Guatemala. Historically, the United States has constituted Grupo IMSA’s principal export market for construction products.

Grupo IMSA believes that it is currently the largest producer of processed aluminum products in Mexico (based on the Company’s general knowledge of the aluminum industry, as well as on information obtained from suppliers, customers and competitors) and one of the largest producers of aluminum ladders in North America in sales volumes (based on information from National Home Centers News Top 500 Annual Report, from RICHMARK Group, Inc., and from customers of Grupo IMSA). Furthermore, it is the largest manufacturer in Mexico of fiberglass-reinforced plastic panels and steel and plastic strapping for packing (based on internal information of Grupo IMSA). In addition to its operations in Mexico, IMSATEC includes operations in the United States and Spain. Traditionally, the United States has been the principal export market for IMSATEC products.

As explained in other section of this Prospectus, G2 will be created as a result of the Reorganization and will group together the companies engaged in manufacturing, distributing and marketing products for the construction industry.

3. The Reorganization

3.1 Objective of the Reorganization

To align its operations and more efficiently capitalize upon the operating and commercial synergies, in September of this year, the Board of Directors of Grupo IMSA decided to group its businesses into two segments: on one hand, the activities related to manufacturing and processing steel products will form part of IMSA ACERO, while those related to aluminum and plastic products will form part of IMSATEC.

In keeping with the above and while seeking to maximize value for Grupo IMSA shareholders by better identifying operations, characteristics, risks, opportunities for growth and long-term strategic prospects from each of the two segments, it is proposed that, by means of the proposed Reorganization, the companies linked to the segment known as IMSA ACERO be separated in order to be grouped within Grupo IMSA while the companies linked to the segment known as IMSATEC will be groups within G2.

Recent international experience has shown that concentration in one or more similar lines of business offers greater possibilities for increasing the shareholders’ investment value compared to other forms of corporate organization. In this regard, there are increasingly fewer issuing companies within the international realm that have an industrial conglomerate structure and that achieve the best multiples and results when they are compared to issuing companies that conduct activities within the same branch, but do not belong to a diversified conglomerate.

The Board of Directors will continue searching for alternatives on an ongoing basis to increase shareholders’ investment value, without discarding those that may reasonably result in improvements for Grupo IMSA, G2 or the shareholders of either. This search may or may not result in additional operations that are submitted for the shareholders’ consideration and that may adopt different legal shapes. It is not possible to ensure that approval of the Reorganization will result in a better situation for the shareholders or that the Board’s ongoing search will translate into new operations or what the effect of such operations may have.

3.2 Detailed Description of the Reorganization

The Reorganization Plan comprises the following legal acts:

1. On December 16, 2005, the general extraordinary meeting of Grupo IMSA will be held, at which the Reorganization will be submitted for the shareholders’ consideration, whereby Grupo IMSA shall spin-off, without being dissolved, surviving as the Company and giving birth to the spun-off company, G2, a new mercantile company governed by the General Corporations Law and by the Securities Market Law.

2. By virtue of this spin-off, upon establishing G2, each Grupo IMSA shareholder, when the spin-off takes effect, shall have a stake in the capital stock of G2 in the same proportion as his or her stake in the capital stock of Grupo IMSA. Subject to obtaining the corresponding authorizations, as well as approval from the aforementioned shareholders’ meeting, G2 shares shall be registered with the Registry and listed on the Exchange for quoting and trading in Mexico.

3. The Reorganization shall take full effect once 45 calendar days have elapsed from the time that the spin-off agreement is published pursuant to Article 228 bis, Section V of the Ley General de Sociedades Mercantiles (General Corporations Law) and the notarial record of the meeting minutes, in which the Reorganization is agreed, have been registered with the Public Registry of Property and Commerce for the city of Monterrey, N.L.

4. As soon as the Reorganization has taken effect, G2 shall begin making the corresponding arrangements to register its shares with the Registry. Once the Commission has authorized the registration of G2 shares with the Registry, the G2 shares shall be delivered to their legitimate holders through INDEVAL at a ratio of one registered, common, no par value shares with full voting rights representing the capital stock of G2 for each share representing the capital stock of Grupo IMSA. To this end, by means of the publications made in due course, shareholders shall be notified of the date that the G2 shares will be available to them at INDEVAL.

5. Based on the pro forma balance sheets of the spin-off of Grupo IMSA and G2 with figures as of September 30, 2005, Grupo IMSA will transfer, by spin-off, to G2 and G2 will be established with net assets consisting of consolidated assets amounting to Ps 5,549,000,000.00 (FIVE BILLION, FIVE HUNDRED FORTY-NINE MILLION MEXICAN PESOS AND 00/100), consolidated liabilities of Ps 2,597,000,000.00 (TWO BILLION, FIVE HUNDRED NINETY-SEVEN MILLION MEXICAN PESOS AND 00/100) and a net stockholder’s equity of Ps 2,952,000,000.00 (TWO BILLION, NINE HUNDRED FIFTY-TWO MILLION MEXICAN PESOS AND 00/100). These figures will be adjusted on the date that the spin-off of Grupo IMSA actually takes effect.

6. Once the Reorganization takes effect, Grupo IMSA shall continue being a holding company whose operations will be focused on manufacturing processed steel products, with its principal subsidiary being IMSA ACERO. Furthermore, G2 will also be a holding company, whose operations will be focused on manufacturing, distributing and marketing products of aluminum, steel and reinforced plastic, primarily for the construction industry, and whose principal subsidiary will be IMSATEC.

7. As indicated earlier, the proposal will be made to Grupo IMSA shareholders, apart from the Reorganization, to convert “C” Series shares to common shares.

3.3 Expenses Arising from the Reorganization

Grupo IMSA shall bear notarial honoraria, fees and other expenses inherent to legal acts constituting the Reorganization unless, due to their nature, they must be assumed by G2. Total expenses incurred in the Reorganization comes to approximately Ps$ 500,000.

3.4 Date of Reorganization Approval

In a meeting held on November 29, 2005, the members of the Board of Directors of Grupo IMSA agreed to convene a general extraordinary meeting, which will be held on December 16, 2005, at which the Reorganization described herein will be submitted for the consideration of its shareholders. However, notwithstanding the indicated date, the Reorganization will take effect once certain conditions are met that will be proposed at said meeting, which include but are not limited to there being no opposition from creditors in accordance with the provisions of the General Corporations Law, that, if required, authorization is obtained from the Federal Commission on Competition, from the National Foreign Investment Commission for the Grupo IMSA and G2 shares to be freely subscribable, as well as authorization from the Commission and the Exchange for the G2 shares to be registered with the Registry and listed on the Exchange.

3.5 Issuance of G2 shares

Subject to obtaining the corresponding authorizations, G2 shares will be registered with the Registry and listed on the Exchange for quoting and trading in Mexico.

Once G2 has obtained registration for its shares with the Registry and their listing on the Exchange, the G2 shares will be delivered through INDEVAL after one certificate is delivered per shareholder, addressed to said institution and to G2, in which each shareholder certifies that (i) he does not have the status of “Person of the United States of America” or “U.S. Person,” or else (ii), having the status of “Person of the United States of America” or “U.S. Person,” he also has the dual-status of “Qualified Institutional Buyer” as these terms are defined in Rule 144 of the U.S. Securities Act of 1933 and “Qualified Purchaser” as defined in Section 2(a)(51) of the 1940 “U.S. Investment Company Act.”

Shareholders who deliver the required certificate and are entitled to receive G2 shares will receive G2 shares in the same proportion in which they hold shares representing the capital stock of Grupo IMSA.

Shareholders who do not deliver the required certificate must receive the cash amount resulting from the sale of their shares through the Exchange. To this end, at the general extraordinary meeting of Grupo IMSA, shareholders may (a) approve the irrevocable designation of any authorized brokerage firm proposed by the Chief Executive Officer of Grupo IMSA so that the brokerage firm selected (i) carries out the sales process through the securities market for the G2 shares that cannot be delivered to the shareholders who have not delivered the required certificate and (ii) delivers the proceeds from said sale to INDEVAL for distribution among the shareholders who have not delivered the required certificate under the terms proposed previously or (b) approve any similar mechanism for the same purpose.

3.6 Relevant Difference Between the Certificates of Grupo IMSA Due to the Reorganization

As a result of the Reorganization, Grupo IMSA shares shall only change their book and market value. As mentioned earlier, a proposal will be made to the Grupo IMSA shareholders, apart from the Reorganization, to convert “C” Series shares to common shares. Except for the aforementioned modifications, Grupo IMSA shares shall retain their current characteristics. The change in the market value shall be determined according to the procedures established for this purpose by the Exchange.

3.7 Accounting Treatment of the Reorganization

The accounting treatment that will be given to the Reorganization shall be to separate the financial statements of Grupo IMSA and group them into two entities; the first, G2, the spun-off entity, which shall be a holding company of a group of entities focused on manufacturing, distributing and selling products of reinforced plastic, steel and aluminum, focused primarily on meeting the needs of the construction industry in Mexico and the United States, and Grupo IMSA, the company from which G2 is spun off, which shall include the activities related to manufacturing and processing steel products.

The entities will be separated by identifying the assets and liabilities of the different companies, which will be consolidated in each of the resulting entities according to Mexican GAAP, primarily according to the criteria set forth in Bulletin B-8 “Estados Financieros Consolidados y Combinados y Valuación de Inversiones Permanentes en Acciones” [“Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares”] published by the IMCP, which are applied consistently with those used to prepare the consolidated, audited financial information as of December 31, 2004; therefore, to properly interpret the selected financial information presented herein as of September 30, 2005, it must be read in conjunction with the audited financial statements for the fiscal year ended December 31, 2004 and its attached Notes.

3.8 Tax Consequences of the Reorganization

The Reorganization described herein must not be considered a transfer for tax purposes under the terms of Article 14-B, Section II of the Mexican Tax Code (Spanish acronym: CFF); therefore, no accruable income shall be generated for the purposes of the Mexican Income Tax Law (LISR). Grupo IMSA shareholders who receive G2 shares may receive them free of any tax or tax liability whatsoever based on the spin-off affecting them according to Mexican legislation in force.

Since the swap of the shares of all shareholders, both residents and non-residents of Mexico, is not located in Article 14 of the CFF, nor does the Reorganization involve restructuring under the terms of Article 26 of the LISR, said shareholders shall not generate any amount whatsoever that must be treated as taxable for the purposes of the Mexican ISR, nor shall holding the shares generate any tax base for the purposes of the Asset Tax since the shares issued by legal entities residing in Mexico are exempt from this tax in accordance with the provisions of Article 4 of the governing law.

As applicable and in accordance with the tax provisions currently in force, the transfers of G2 shares belonging to individuals or legal entities who are tax residents abroad shall not be subject to Mexican income tax as long a the transfer is done through the Exchange and meets the requirements set forth in Article 109, Section XXVI of the LISR in force on this date, notwithstanding the treaties to avoid double taxation entered into by Mexico. The foregoing situation may change in the event that the current tax provisions change or based on the particular circumstances of each investor; therefore, each investor must consult his tax advisors to determine the effects and treatment that the Reorganization will have for them.

4. Parties to the Reorganization

4.1 Grupo IMSA

For a complete description of Grupo IMSA’s business and of the entities it controls, see the Annual Report on form 20-F presented to the SEC on June 30, 2005, which is available on the web site of Grupo IMSA (www.grupoimsa.com), as well as that of the SEC (www.sec.gov).

4.1.1 Recent Events

On September 12, 2005, Grupo IMSA announced various changes in its organizational structure to optimize its chain of value by taking greater advantage of the synergies that exist among its businesses related to steel, increase the efficiency of its operations and reduce its administrative expenses. Consequently, the Board of Directors of Grupo IMSA decided to group its businesses into two segments instead of the earlier three. First, the activities related to manufacturing and processing steel products form part of IMSA ACERO, while those related to aluminum and plastic products form part of IMSATEC such that IMSALUM became part of this latter business segment.

The businesses of IMSATEC that became part of IMSA ACERO are: Multypanel, Metl-Span, Varco Pruden Buildings, IMSA Varco Pruden, ASC Profiles and IMSA Chile. All of these businesses process steel as their principal raw material, such as insulated steel panels; metal structures and buildings; metal components for roofs, decks, walls and mezzanine; pre-painted steel sheeting. These companies operated in Mexico, the United States and Chile.

For their part, the current subsidiaries involved in manufacturing aluminum sections, ladders and windows (previously subsidiaries of IMSALUM) comprise, together with Stabilit, IMSA ITW, Formet, Valmont-Formet, and their respective subsidiaries at IMSATEC. Stabilit, Bayer IMSA, Stabilit America and Stabilit Europa primarily produce fiberglass-reinforced plastic panels and polycarbonate panels in Mexico, the United States and the European Union. In Mexico, IMSA ITW manufactures products for packing and packaging made of plastic and steel. Formet and Valmont Formet produce culverts, signs and guardrails, as well as towers and poles for the transmission of electrical power and telecommunications. Thus, at IMSATEC it will be possible to take advantages of distribution and market convergences among the aluminum and plastic products produced by its subsidiaries.

Moreover, to eliminate duplication of administrative functions, the different areas of the corporate office of Grupo IMSA shall be integrated to each of the business units, with the resulting increase in efficiency.

As of the fourth quarter of 2005, Grupo Imsa shall report its results according to the new organizational structure, which consists of two business units, IMSA ACERO and IMSATEC.

4.1.2 Significant Changes in Financial Statements

The following analysis must be read in conjunction with the consolidated, audited financial statements as of December 31, 2004 and with the accompanying notes included herein. The selected consolidated financial information has been prepared according to Mexican GAAP, which is expressed in millions of pesos of purchasing power as of September 30, 2005.

Unless otherwise specified, the points to take into consideration include, among others, the following:

a) The figures are expressed in millions of pesos as of September 2005.

b) Percentage variations are expressed in real terms.

c) The operations carried out with respect to the segment of automotive batteries and related products whose divestitures occurred in August 2004 are reflected as discontinued operations.

d) Base Figures correspond to the Company’s intermediate selected, consolidated financial information.

e) Pro Forma Adjustment Figures, which represent consolidated financial information for the segment of G2 reinforced plastic, steel and aluminum products.

f) Resulting Pro Forma Figures, which represent the Company’s consolidated financial information of the Company following the Reorganization.

Grupo IMSA (Base Figures)

A.	Operating Results

Results of the first nine months of 2005 compared to the results for the same period in 2004

The following tables show certain items from the Company’s consolidated income statements for the indicated periods.

	Nine months ended September 30
	2005		2004		Variation (%)
	(in millions of pesos, except percentages)
Net Sales	Ps	28,806	Ps	27,830	3.5
Domestic Sales		14,481		13,799	4.9
Foreign Sales		14,325		14,031	2.1
Cost of Sales		24,942		22,681	10.0
Gross Margin		13.4%		18.5%
Operating Expenses		2,187		2,263	(3.4)
Operating Income		1,677		2,886	(41.9)
Operating Margin		5.8%		10.4%
Integral Financing Cost		(191)		116
Other Expenses, Net		33		90	(63.3)
Net majority income		1,193		1,881	(36.6)
Operating Income plus Depreciation and Amortization		2,636		3,984	(33.8)

Net Sales

Higher average prices for the principal products of IMSA ACERO and IMSATEC resulted in a 3.5% increase in net sales. The average steel prices in North America were higher in the first nine months of 2005 compared to the first nine months of 2004. Domestic sales increased 4.9% as the result of a slight increase in the sales volumes of their principal products and higher average prices in their two divisions. In turn, higher average prices in an important part of the products of IMSA ACERO and IMSATEC resulted in foreign sales recording a 2.1% advance. Sales abroad represented 49.7% of total net sales.

Operating Income

The gross profit decreased 25.0% in the first nine months of the year, while the gross margin went from 18.5% in the first nine months of 2004 to 13.4% in the same period of 2005. The decrease in the gross profit, as well as in the gross margin, primarily stemmed from the fact that IMSA ACERO is out of step with international prices for steel and the cost of its raw materials due to the effect of inventories and purchases acquired approximately one quarter in advance. In 2004, IMSA ACERO benefited from this effect as a result of the fact that an environment of rising prices was recorded, which resulted in a large expansion of its margins. However, in the environment of dropping prices experienced in the first months of 2005, the result of IMSA ACERO were temporarily effected by the lag in the cost of its raw materials for steel, which remained high in relation to the prices of its end products.

Operating expenses decreased by 3.4%; consequently, operating expenses as a percentage of sales decreased 8.1% in the first nine months of 2004 to 7.6% in the same period in 2005. This decrease was obtained through efforts to increase the company’s operating efficiency. The operating profit was 41.9% less than that of the first nine months of 2004 and the operating margin fell 10.4% in the first nine months of 2004, to 5.8% in the same period in 2005.

Integral Financing Results

The following table shows the variation in the components of the Comprehensive Cost of Financing during the indicated periods.

	Nine months ended September 30
	2005		2004		Variation (%)
	(in millions of pesos)
Interest expense	Ps	211	Ps	278	(24.1)

Interest income		(30)		(49)	(38.8)
Foreign exchange (income) loss, net		(273)		94
Gain on monetary position		(99)		(207)	(52.2)

Integral Financing Cost, Net	Ps	(191)	Ps	116

The integral financial income came to Ps 191 million, compared to a cost of Ps 116 million in the first nine months of 2004. This change was due primarily to the fact that, in the first nine months of 2005, an exchange gain of Ps 273 million was recognized compared to an exchange loss of Ps 94 million in the same period in 2004. This was the result of the peso depreciating 1.6% compared to the dollar in the first nine months of 2004, but appreciating 3.2% in the same period of 2005. Inflation of 1.7% in the first nine months of 2005 resulted in a gain due to monetary position of Ps 99 million compared to Ps 207 million from the same period in 2004, in which inflation was 3.4%. The interest expenses incurred decreased 24.1% compared to those of the same period in 2004 due to a lower average debt in 2005 and a lower exchange rate for the peso compared to the dollar, since the entire financial debt is tied to the dollar. The debt decreased considerably towards the second half of 2004 as a result of the prepayment of a large part of the bank loans using income from the sale of the automotive battery business.

Net majority income

The decrease in operating income, as well as the fact that, to calculate the 2004 net majority income, the net income from discontinued operations of the automotive battery business was included, resulting in a decrease in the net majority income of 36.6% in the first nine months of 2005 compared to the same period in 2004. The net majority income for the first nine months of 2005 totaled Ps 1,193 million.

B. Changes in Financial Position

Generation of Resources

The resources generated by operation, defined as operating income plus depreciation and amortization (EBITDA), decreased by 33.8% compared to the first nine months of 2004, reaching Ps 2,636 million in the first nine months of 2005. The business segments’ contribution in this category was: IMSA ACERO 84% and IMSATEC 16%.

The hedging of net interest, defined as EBITDA divided among net financial expenses, was 16.4 for the last twelve months at the close of September 2005.

Financial Structure

As of September 30, 2005, the financial debt net of cash was US$ 366 million, a decrease of US$ 21 million compared to the net debt of September 30, 2004. In turn, the total financial debt was US$ 419 million as of September 30, 2005, compared to a total debt of US $419 million as of December 31, 2004. All of Grupo IMSA bank debts are denominated in dollars.

The total financial debt ratio to EBITDA for the last twelve months was 1.2 times as of September 30, 2005.

Following is the contractual bank debt maturity as of September 30, 2005:

	Millions of pesos
2005	Ps	637
2006		1,191
2007		1,151
2008		992
2009		571

Total	Ps	4,542

G2 (Pro Forma Adjustment Figures)

A. Operating Results

	Nine months ended September 30
	2005		2004		Variation (%)
	(in millions of pesos, except percentages)
Net Sales	Ps	4,815	Ps	4,670	3.1
Domestic Sales		2,340		2,178	7.4
Foreign Sales		2,475		2,492	(0.7)
Cost of Sales		3,889		3,722	4.5
Gross Margin		19.2%		20.3%
Operating Expenses		566		580	(2.4)
Operating Income		360		368	(2.2)
Operating Margin		7.5%		7.9%
Integral Financing Cost		12		56	(78.6)
Other Expenses, Net		32		83	(61.4)
Net majority Income		202		145	(39.3)
Operating Income plus Depreciation and Amortization		440		437	0.7

Net Sales

The aluminum business section rallied significantly as a result of the dynamism that the construction industry displayed in Mexico. In turn, exports of the ladder business fell in the United States. The plastic panel business fell off in its domestic sales volume, but increased its international sales, primarily as a result of the operations of its European subsidiary.

G2’s income in the first nine months of 2005 increased 3.1% to total Ps 4,815 million. Domestic sales were 7.4% higher than the same period in the last year, while sales from exports and foreign subsidiaries fell 0.7% and represented 51.4% of the total net sales. This growth was the result of higher sales volume in the business of aluminum sections and plastic panels and of higher average prices in a large part of G2’s principal products, which were adjusted in view of a high in international costs of its primary raw materials, such as aluminum and plastic resin.

Operating Income

In the first nine months of the year, the operating income decreased by 2.2% to total Ps 360 million. The operating margin went from 7.9% in the first nine months of 2004 to 7.5% in the first nine months of 2005. The decrease in the operating income stemmed primarily from an average cost of aluminum that was 6% higher in the first nine months of 2004, which was not reflected in all of the prices of its products, lower prices and sales of ladders in the United States market and higher freight expenses as a result of the increase in the international price of oil. Furthermore, the rise in the cost of energy has also resulted in high costs of production and increases in other raw materials, such as plastic resin. Furthermore, the business of products for infrastructure had lower sales and operating income. The primary cash flow increased 0.7% to reach Ps 440 million in the first nine months of 2005.

B. Changes in Financial Position

Generation of Resources

The resources generated by operations, defined as operating income plus depreciation and amortization (EBITDA), increased 0.7% compared to the first nine months of 2004, reaching Ps 440 million in the first nine months of 2005.

The hedging of net interest, defined as EBITDA divided by net financial expenses, was 8.3 for the last twelve months at the close of September 2005.

Financial Structure

As of September 30, 2005, the financial debt net of cash, without including the debt to Grupo Imsa, came to US$ 11 million. In turn, the total financial debt, not including the debt to Grupo Imsa, was US$ 12 million as of September 30, 2005. The total financial debt including the debt to Grupo Imsa following the Reorganization comes to US$ 117 million as of September 30, 2005.

Grupo IMSA (Resulting Pro Forma Figures)

A. Operating Results

	Nine months ended September 30
	2005		2004		Variation (%)
	(in millions of pesos, except percentages)
Net Sales	Ps	23,991	Ps	23,160	3.6
Domestic Sales		12,142		11,620	4.5
Foreign Sales		11,849		11,540	2.7
Cost of Sales		21,053		18,959	11.0
Gross Margin		12.2%		18.1%
Operating Expenses		1,621		1,683	(3.7)
Operating Income		1,317		2,518	(47.7)
Operating Margin		5.5%		10.9%
Integral Financing Cost		(203)		60
Other Expenses, Net		1		7	(85.7)
Net Majority Income		991		1,736	(42.9)
Operating Income plus Depreciation and Amortization		2,196		3,534	(37.9)

Net Sales

The sales volume of IMSA ACERO flat steel fell 0.6% to 1,795,000 tons in the first nine months of 2005. In the domestic market, it obtained an increase of 2.0% while shipments abroad fell 6.3%. In the first months of 2005, a deceleration was recorded in the demand in markets tied to construction as a result of the existence of high levels of inventory in the channels of distribution. Meanwhile, during the first nine months of 2005, it continued successfully penetrating the industrial market in sectors such as automotive and white goods.

IMSA ACERO’s sales came to Ps 23,991 million in the first nine months of 2005, this being 3.6% higher than 2004. Domestic sales increased 4.5% while international increased 2.7% and represented 49.4% of total net sales. This growth in IMSA ACERO’s income reflects higher average prices, in line with the North American steel industry.

Operating Income

The operating income of Ps 1,317 million in the first nine months of 2005 was 47.7% less than that of the same period in 2004. The operating margin was 5.5% in the first nine months of 2005 compared to a margin of 10.9% in the same period of 2004. At IMSA ACERO, there is a lag between the international steel prices and the cost of its raw materials because of inventories and purchases made approximately one quarter in advance. In 2004, IMSA ACERO benefited from this effect because it was recorded in an environment of rising prices that resulted in a large expansion of its margins. However, within the environment of falling prices experienced in a large part of 2005, IMSA ACERO’s results were temporarily affected by the lag in the cost of its raw materials for steel, which remained high in relation to the prices of its end products. In addition, increases in the price of raw materials such as zinc and aluminum, as well as in the cost of energy, contributed to the decrease in the operating profit within the first nine months of 2005 compared to the same period in 2004. The primarily cash flow generation (operating profit plus depreciation and amortization) reached Ps 2,196 million, 37.9% less than that of the first nine months of the previous year.

Integral Financing Cost

The following table shows the change in the components of the integral cost of financing during the indicated period.

	Nine months ended September 30
	2005		2004		Variation (%)
	(in millions of pesos)
Interest expense	Ps	151	Ps	215	(29.8)
Interest gain		(15)		(35)	(57.1)
Foreign exchange (income) loss, net		(247)		69
Gain on monetary position		(92)		(189)	(51.3)

Integral financing cost, net		(203)		60

The integral financial income was Ps 203 million, compared to a cost of Ps 60 million in the first nine months of 2004. This change was primarily due to the fact that, in the first nine months of

2005, an exchange gain of Ps 247 million was recognized compared to an exchange loss of Ps 69 million in the same period of 2004. This was the result of the fact that the peso depreciated 1.6% compared to the dollar in the first nine months of 2004, but appreciated 3.2% within the same period of 2005. The inflation of 1.7% in the first nine months of 2005 resulted in a gain from the monetary position of Ps 92 million compared to Ps 189 million for the same period in 2004, in which inflation was 3.4%.Interest expenses incurred decreased 29.8% compared to those of the same period in 2004 as a result of a lower average debt in 2005 and a lower exchange rate for the peso compared to the dollar since the entire financial debt is tied to the dollar. The debt fell considerably towards the second half of 2004 as a result of the prepayment of a significant part of the bank loans using income from the sale of the automotive battery business.

Net majority income

The decrease in the operating income, as well as the fact that, to calculate the 2004 net majority income, considering the net income from the discontinued operations of the automotive battery business, resulted in a decrease in the net majority income of 42.9% in the first nine months of 2005 compared to the same period in 2004. The net majority income for the first nine months of 2005 totaled Ps 991 million.

B. Changes in Financial Position

Generation of Resources

The resources generated by operations, defined as the operating income plus depreciation and amortization (EBITDA), decreased 37.9% compared to the first nine months of 2004, reaching Ps 2.196 billion in the first nine months of 2005.

The heading of net interest, defined as EBITDA divided among net financial expenses, was 19.6 for the last twelve months at the end of September 2005.

Financial Structure

As of September 30, 2005, the financial debt net of cash came to US$ 355 million. In turn, the total financial debt was US$ 406 million as of September 30, 2005, compared to a total debt of US $408 million as of December 31, 2004. The entirety of the bank liabilities of Grupo IMSA is denominated in dollars. If one takes into consideration the accounts receivable that Grupo IMSA maintains with G2, the net financial cash debt comes to US$ 250 million.

The total financial debt ratio to EBITDA for the last twelve months was 1.3 times on September 30, 2005.

Following is the profile of contractual bank debt maturities as of September 30, 2005:

	Millions of pesos
2005	Ps	525
2006		1,174
2007		1,147
2008		992
2009		571

Total	Ps	4,409

4.2 G2

4.2.1 Company Name

The company name of G2 will be publicized once the respective permit from the Department of Foreign Relations has been received. G2 will be established in accordance with the provisions of the General Corporations Law, recorded in a notarial instrument executed before a Notary Public for the city of Monterrey, N.L. and registered with the Public Registry of that city.

4.2.2 Description of the Business

G2 will be a holding company of a group of entities focused on manufacturing, distributing and selling products of reinforced plastic, steel and aluminum. The products of the G2 subsidiaries are primarily focused on meeting the needs of the construction industry in Mexico and the United States, besides having a plant producing reinforced plastics in Spain, serving the European market.

4.2.3 Capital Structure

Once the Reorganization takes effect and subject to obtaining the corresponding authorizations, G2 must be an issuer of shares in accordance with the Securities Market Law. In early February, assuming that the Reorganization has taken effect by then, the total stockholder’s equity that Grupo IMSA will transfer to G2 upon concluding this process will come to Ps 2,952,000,000.00 (TWO BILLION, NINE HUNDRED FIFTY-TWO MILLION MEXICAN PESOS AND 00/100), representing approximately 14.4% of the stockholder’s equity of Grupo IMSA. Furthermore, G2 must be established with capital stock represented by fully paid-in registered, common, no par value shares, the number of which shall be determined so that Grupo IMSA shareholders receive G2 shares in the same proportion as their share in the capital stock of Grupo IMSA. Subject to obtaining the corresponding authorizations, the G2 shares will be placed among the investing public at large through the Exchange.

5. Risk Factors

5.1 Factors Inherent to Grupo IMSA

For a description of risk factors inherent to Grupo IMSA, see Item 3.1.C Risk Factors from the Annual Report on form 20-F presented to the SEC on June 30, 2005, which is available at the Grupo IMSA web site (www.grupoimsa.com), as well as that of the Exchange (www.sec.gov).

5.2 Factors Inherent to the Reorganization

Effect of the Reorganization on the Price of Grupo IMSA Shares

As a result of the intended Reorganization, the book value of a Grupo IMSA share will fall, which could affect its market value, thereby reducing the value of the investment in Grupo IMSA. However, the entirety of corporate and proprietary rights granted by Grupo IMSA shares will not suffer any decrease whatsoever with the Reorganization. As previously mentioned, a proposal will be made to Grupo IMSA shareholders, apart from the Reorganization, to convert “C” Series shares to common shares.

Effect on Operations and Financial Position of Grupo IMSA from Divestiture of G2 Assets

As a result of the Reorganization described herein, Grupo IMSA will be a less diversified company than it is now; therefore, the Company cannot ensure that the result of said divestiture in G2 will be positive.

Lack of Liquidity of Grupo IMSA and G2 Shares

Due to the volatility inherent to any securities market, including the value and number of transactions carried out on the Exchange, it is not possible to guarantee that, once the Reorganization takes effect, there will be a secondary market for Grupo IMSA and G2 shares. Therefore, said circumstance could have a relevant impact on the capacity of Grupo IMSA shareholders and G2 to sell their shares.

Registration of G2 Shares

Once the Reorganization takes effect, arrangements will begin to be made to register G2 shares with the Registry’s Securities Section following authorization that the Commission grants for that purpose. Grupo IMSA cannot ensure that it will obtain said authorization and, if it does so, it cannot predict when it will be granted.

Objection from Creditors

In accordance with the provisions of Section VI of Article 228 Bis of the General Corporations Law, any creditor having a legal interest may object to the Reorganization through the courts. In the event that an objection is made, Grupo IMSA cannot ensure the outcome and, if said objection is founded, it cannot ensure that an agreement will be reached with the objecting party.

5.3 Factors Inherent to G2

Risks Related to Mexico

G2 will be a Mexican company whose vast majority of assets, including its production plants, will be located in Mexico. Furthermore, when the Reorganization takes effect, approximately 49% of its income will be derived from the sale of its products in Mexico. The levels of productive activity have been affected by the status of the Mexican economy in the past and domestic demand (including domestic demand for G2 products) has been and is, to a large extent, vulnerable to the ups and downs of the Mexican economy. Likewise, the financial position, operating results and liquidity of G2, as well as its capacity to obtain financing, may be affected by the prevailing economic conditions in Mexico, especially by the ups and downs in the economy and changes in government policies, including public spending on infrastructure projects. Grupo IMSA cannot guarantee that said phenomena will not occur and that the situations that may arise therefrom will not affect the liquidity, the result of operations, the financial position or capacity of G2 to pay its obligations.

Governmental Control of the Economy

In general, it is estimated that the policies of the Mexican Government have been aimed at limiting its intervention in the Mexican economy; however, the government of Mexico continues having a significant influence on it. Government policies on the economy could have adverse effects on private companies in general and G2 in particular. In the past, it has been observed that certain government measures have not met the established objectives and, likewise, it is possible that certain measures adopted herein will not accomplish the purposes for which they were implemented. It is not possible to determine the effect that said policies will have on the Mexican economy or on the liquidity, financial position or results of G2’s operations.

Exchange Fluctuations and Exchange Control

The effects of the devaluation or depreciation of the peso compared to the dollar and other foreign currencies have affected and, if they arise again, could affect the country’s domestic consumption, including the demand and acquisition of the goods that G2 will produce. Furthermore, the appreciation of the peso compared to the dollar can affect G2’s sales since approximately half of them come from exports and sales of subsidiaries abroad. Grupo IMSA cannot ensure that the exchange fluctuations will not have an adverse effect on the liquidity, financial position or results of G2’s future operations.

Furthermore, even though the Mexican Government does not currently restrict the capacity of Mexican or foreign individuals or companies to convert pesos to dollars and other foreign currencies, there is no assurance that the Mexican government will not establish a restrictive policy to control exchanges in the future. Said exchange control policy could have a negative impact on G2’s capacity to acquire inputs from abroad or to pay its foreign currency-denominated obligations.

At the time of the spin-off, G2 will have liabilities denominated in currencies other than the peso amounting US$ 117 million. G2 may be able to undertake additional liabilities denominated in a foreign currency. Furthermore, the prices of some raw materials used in the business segments that will be transferred to G2 are established based on international prices; likewise, the majority of G2’s equipment purchases could be denominated in dollars. A significant volatility in the exchange rate from the peso to the dollar could adversely affect the liquidity, financial position or operating results of G2, as well as its capacity to pay its obligations.

Inflation and Interest Rates

During the last decade, Mexico has experienced high levels of inflation and interest rates. Even when the inflation levels for 2002, 2003 and 2004 decreased considerably in relation to the inflation levels of 1996, they continued being high in relation to certain, more industrialized countries. The inflation corresponding to 2004 determined by Banco de Mexico [Mexican Central Bank] based on changes in the INPC was 5.19%. The average interest rate in 2003 and 2004 for Mexican Treasury Certificates was 6.2% and 6.8%, respectively.

A high rate of inflation in relation to the peso’s level of devaluation compared to the dollar and the change in interest rates could lower G2’s margins. It is not possible to ensure that Mexico will not suffer increases in inflation or interest rates in the future that could affect the liquidity, financial position or operating results of G2, as well as its capacity to pay its obligations.

Political Events

Political events in Mexico can also affect the financial position and operating results of G2 and the performance of the securities issued by Mexican companies in general. The Mexican political environment is in a period of change and is facing upcoming federal elections. During the six-year term presided over by Vicente Fox Quezada, member of Partido Acción Nacional, the parties opposing the previous government increased their seats in Congress and, as a result, no party has a majority there, which has meant that governability and legislative activity are more difficult.

In July of 2006, presidential elections will be held, for which some politicians have already begun their respective campaigns. The results of the next elections could involve a change in the country’s economic policies.

Certain Risks Related to G2

Cyclical Nature of the Demand for G2 Products

The industries in which G2 will operate are cyclical. In general, the financial position and operating results of the companies operating in said industries are affected by the general economic situation and by other factors existing in the countries where their products are sold, including fluctuations in the Mexican GDP, the demand in the respective market, overall production capacity and other factors that are beyond G2’s control. Several of G2’s subsidiaries greatly depend on the construction sector, which is cyclical and is significantly affected by changes in the general and local economic situation. A prolonged recession in the construction industry in Mexico or in the United States could result in an important reduction in G2’s operating performance. The demand for and prices of G2 products will be directly affected by said fluctuations. There is no guarantee whatsoever that an event will not occur that could have an adverse effect on the industries in which G2 will operate and, consequently, on the financial position and operations of G2 (e.g., a new imbalance in the domestic economy or in the global economies, an increase in imports of competing products in Mexico, an increase in production as a result of excessive demand in the markets in which G2’s products will be sold, unfavorable exchange fluctuations or an increase in competition in the domestic market).

Industry and Competition

In the first nine months of 2004 and 2005, net sales in the domestic market represented approximately 47% and 49%, respectively, of the net sales of the segments of business that will be transferred to G2. As G2’s competitors increase their capacity and/or finalize deals or alliances, G2 could experience greater competition in its markets, which could negatively affect its operations and financial position.

Furthermore, G2 will face significant competition in the countries in which it operates, especially in the United States, a market towards which some of its operations are largely focused.

Eleven years after the beginning of NAFTA, Mexican products have been consolidated in the North American market, positioning Mexico as the second- or third-ranked trading partner of the

United States. The free trade between the three member countries of NAFTA materialized on January 1, 2003, which entailed the total elimination of tariffs. As a result of NAFTA, some products, including G2 products, have been subject to pressure on prices, which may continue in the future. However, Grupo IMSA does not believe that these pressures on prices, to date, have substantially affective the competitive position of its products that are subject to free trade according to NAFTA.

Likewise, as a result of TLCUEM, in effect since July 1, 2000, diverse Mexican products can enter the European market, tariff-free, as of the year 2003; moreover, products originating in the European Union are subject to different tariff-reduction terms, with total access to the domestic market in the year 2007. The term for the tariff to be removed from construction-related products will be seven years. To date, Grupo IMSA believes that the removal of tariffs for products imported from the European Union has not had a negative impact on G2’s business, its operating results or financial condition.

Grupo IMSA cannot guarantee that the governments of United States, Canada, the member countries of the European Union and Latin America will not impose fees or other measures that could hinder the entry of G2’s products into the market of North America, the European Union and/or Latin America and that the situations that may arise therefrom will not affect the result of operations, the financial position or capacity of G2 to pay its debts.

Risks Related to Dependence on a Limited Number of Suppliers and Customers

The energy needs of the business segments that will be transferred to G2 are met by a limited number of suppliers, and it would be seriously affected if these suppliers ceased to supply gas or electricity for any reason. In addition, the needs of G2´ subsidiaries with respect to their raw materials may be met by several companies; however, if some of the key suppliers were to cease to make their deliveries, G2 would face limited access to and greater costs for raw materials, as well as delays caused by the need to redistribute its needs for raw materials among other suppliers. Under some circumstances, such as a significant increase in world demand, certain inputs, such as resins and aluminum (some of the raw materials most important to G2) could experience price increases and limited availability. G2’s results could also be adversely affected if it cannot retain some of its largest customers, one of which represents approximately 17% of its sales; however, the business segments that will be transferred to G2 have been successful in retaining their customers in the past and, in general terms, have a broad and diverse customer base throughout different industries.

Risks Related to Fluctuations in the Cost of Industrial Inputs

Aluminum, plastic resins, natural gas and electricity are components important to the production costs of the business segments that will be transferred to G2, which are subject to changes in the prices of such products; it cannot be guaranteed that there will be no increases in the future.

Any increase in the price of said inputs will increase G2’s cost of production, thereby possibly reducing its operating margins, which could affect G2’s liquidity and financial position, as well as its capacity to pay its obligations.

To mitigate the impact on the costs of certain inputs caused by future increases, the business segments that will be transferred to G2 have established a policy of covering certain risks through the use of derivative financial instruments (see Notes Attached to Audited Consolidated Financial Statements as of December 31, 2004).

Derivative financial instruments taken out by G2’s business segments are subject to variations in the prices thereof and their effectiveness in the future cannot be guaranteed.

Ecological Regulations

The operations of the business segments that will be transferred to G2 in Mexico are subject to the Environmental Laws. In 1988, Mexico passed strict ecological legislation, which includes provisions on the pollution of water, air, soil and noise, as well as the use, management and disposal of hazardous wastes and the health and safety of employees. However, in the first years it was in effect, enforcement of the Environmental Laws was limited to serious cases of pollution. In recent years, the enforcement of Environmental Laws has become increasingly more strict due, in part, to the ecological agreement entered into between Mexico, the United States and Canada in connection with NAFTA.

Furthermore, the operations of the business segments that will be transferred to G2 in other countries are subject to a broad range of environmental laws, regulations, permits and standards.

The laws in force impose obligations of remediation (e.g., cleanup); therefore, G2 may find itself obligated to perform remediation or be adjudged liability to any third party that may be affected by the environmental conditions it may cause. Grupo IMSA considers that all of its plants, installations and properties substantially comply with all of the environmental protection laws and regulations of Mexico and other countries in which it carries out operations and, therefore, has not created reserves with respect to possible ecological remediation obligations. However, as with other companies involved in similar industries, the environmental risk and obligations to comply with standards are inherent to several of the productive activities of the business segments that will be transferred to G2. Grupo IMSA cannot ensure that remediation or other obligations will not be imposed on G2 or its subsidiaries or that, in the future, G2 and its operations will not become subject to more stringent laws and regulations in Mexico or in the other countries in which it carries out operations. Furthermore, Grupo IMSA cannot ensure that, in the future, G2 will not have to make investments in equipment as a result of the application of more stringent laws and regulations. A more stringent environmental regulation could increase G2’s costs of compliance and operation, affect G2’s ability to maintain necessary authorizations or permits, as well as obligate it to make significant unplanned expenditures to remedy environmental damage, which could adversely affect its operations, financial position and projects.

Control by Principal Shareholders; Limited Protection of Minority Shareholders

Currently, the principal shareholders of Grupo IMSA control approximately 84% of the company’s outstanding shares, which represents approximately 89% of the voting shares. Therefore, these people have the power to appoint the majority of the members of the Board of Directors of Grupo IMSA and will have the power to do so for G2 and determine the outcome of voting with respect to all matters that must be approved by the shareholders, including the agreement on the ordering of dividends, the amount and form of payment thereof, how to conduct the business of G2 and the business in which it must participate, as well as the issuance of its securities. The protection conferred upon the minority shareholders and the responsibility of the board members is limited according to applicable law.

Additionally, certain decisions of the principal shareholders regarding the disposition of their shares could have an adverse effect on the listing price of the shares of Grupo IMSA or of G2.

Structure of the Holding Company and Restrictions on the Payment of Dividends

G2 will be a holding company that will not have significant, direct operations and whose principal asset will be its subsidiaries’ shares. Consequently, it will depend on the payment of dividends, debt, interest and other payments from its subsidiaries to pay taxes, service its debt, make capital investments, finance the growth of its subsidiaries and pay dividends to its shareholders. G2 subsidiaries may pay dividends to it in accordance with the provisions of the law, subject to there being income and obtaining approval of the corresponding financial statements and also subject to the fulfillment of present financial commitments and complying with contractual restrictions set forth therein. These commitments and any other agreements of a financial or other nature that may, in the future, impose a restriction on any G2 subsidiary in paying dividends or making other payments to G2 could adversely affect the liquidity, financial position and operating results of G2. In the event of the mercantile bankruptcy of any of the G2 subsidiaries, the creditors of the subsidiaries shall have priority in payment over their shareholders (including G2).

G2’s power to pay dividends will be subject to Mexican law and will be determined by a majority vote of its shareholders’ meeting at the proposal of the majority of the members of its Board of Directors. The Principal Shareholders of G2 will have the majority of votes at the shareholders’ meeting and the power to elect the majority of the members of the Board of Directors and, consequently, they have the power to determine the outcome of measures requiring the approval of the Board of Directors and of the shareholders, including the declaration of dividends. Therefore, the amount of dividends, if any, that will be paid by G2 in any given year cannot be assured.

Risk Factors Related to the Economic and Political Situation in the United States

The business segments that will be transferred to G2 conduct operations in the United States. Therefore, their financial position and results depend to a certain extent on the industry’s performance and the economic situation of that country, among other factors. In the event that events occur similar to those that arose in the United States on September 11, 2001, such events could temporarily effect the markets of that country and other securities markets worldwide. In such a case, it is not possible to determine the long-term effect of such events and, therefore, it cannot be assured that they or any punitive action carried out by the United States, will not cause an economic recession in the United States or in any of the markets in which the business segments that will be transferred to G2 operate. An economic recession in any of said markets could affect the demand for the products and adversely affect the liquidity, financial position or operating results of G2, as well as its capacity to pay its obligations.

Certain Risks Related to the Development of Other Markets

The financial and securities market in Mexico are, in different extents, influenced by the economic and market conditions in Mexico and in other countries. Although economic conditions are different in each country, investors’ reactions to the events in a certain country can have significant effects on the securities of issuers from other countries, including Mexico. For example, in late October 1997, prices of capital debt instruments and debt securities decreased substantially, precipitated by a sharp decline in Asian markets. Likewise, during the second half of 1998, prices of Mexican securities were affected by the economic crises of Russia and Brazil. Similarly, Mexican securities have also been affected by events in other places in the world, such as the terrorist attacks of September 11, 2001 and the subsequent global recession. If Mexican securities and financial markets are adversely affected by events in other countries, especially in emerging markets, the market value of the shares and debt instruments of G2 could be affected.

6. Selected Financial Information

The consolidated financial information presented below described the Balance Sheet and Basic or Base Income Statement of the Company as made public on the dates mentioned in the information itself; to better interpret and analyze it, the information presents a comparison, as applicable, between similar prior periods or fiscal years, which includes a Pro Forma and represents the same, previous information, with a retroactive effect, for the purposes of the Reorganization, as if they had occurred on the dates presented.

Deloitte

Galaz, Yamazaki, Ruiz Urquiza, S.C. Lázaro Cárdenas 2321 Poniente, PB Residencial San Agustín 66260 Garza García, N.L. México Tel: +52 (81) 8133 7300 Fax: +52 (81) 8133 7383 www.deloitte.com/mx

Independent Auditors’ Report on the

Pro-forma Financial Information to the

Board of Directors and Stockholders of

Grupo Imsa, S.A. de C.V.

San Pedro Garza Garcia, N.L.

We have audited the pro-forma adjustments that reflect the operation described in Note 2 to the accompanying consolidated pro-forma financial statements and shown in the columns identified as “Pro-forma Adjustment Figures” of Grupo Imsa, S.A. de C.V. and Subsidiaries (the “Company”) and the application of such adjustments to the Base Figures presented in the consolidated pro-forma balance sheets as of September 30, 2005 and as of December 31, 2004 and 2003, and the pro-forma consolidated statements of income for the nine-month periods ended September 30, 2005 and 2004 and the years ended December 31, 2004 and 2003. The pro-forma adjustments are based on management’s assumptions described in Note 2 to the accompanying consolidated pro-forma financial statements (notes on the selected consolidated financial information), all expressed in millions of Mexican pesos of purchasing power of September 30, 2005. These consolidated pro-forma financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated pro-forma financial statements based on our audits.

The consolidated financial statements of Grupo Imsa, S.A. de C.V. and Subsidiaries as of December 31, 2004 and 2003 were audited by us and are presented in another section of this prospectus.

We conducted our audits in accordance with the attestation standards established by the Mexican Institute of Public Accountants and include the procedures we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

The purpose of the consolidated pro-forma information is to show how the basic consolidated financial statements would have been presented had the operation described in Note 2 taken place as of the dates of the consolidated balance sheet and for the periods covered by the related statements of income that include the base financial information. However, the consolidated pro-forma balance sheets and statements of income described in paragraph 1 above are not necessarily indicative of the results of the operations or of the related effects on the consolidated financial position that would have been determined if such operation had actually occurred as of the dates of the consolidated balance sheet and for the periods covered by the related statements of income that include the base consolidated financial information.

The operation referred to in the above paragraph and described in Note 2 to the accompanying consolidated pro-forma financial statements considers the spin off the Company into two companies; i.e. separating the reinforced plastics, the steel and aluminum businesses (columns identified as “Pro-forma Adjustment Figures”), and the business segment of products processed from steel (columns identified as “Resulting Pro-forma Figures”) from the current business.

Member of
Deloitte Touche Tohmatsu

Deloitte

In our opinion, management’s assumptions provide a reasonable basis to present the significant effects directly attributable to the aforementioned transaction, the related pro-forma adjustments adequately reflect management’s assumptions, and the resulting Pro-forma Figures reflect the appropriate application of those adjustments to the base figures presented in the consolidated pro-forma balance sheets as of September 30, 2005 and as of December 31, 2004 and 2003 and in the consolidated pro-forma statements of income for the nine-month periods ended September 30, 2005 and 2004, and for the years ended December 31, 2004 and 2003.

The accompanying financial statements and the independent auditors’ report have been translated into English for the convenience of readers.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu

C.P.C. Carlos J. Vazquez Ayala

December 1, 2005

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

PRO FORMA CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004 AND 2003

(Millions of Mexican pesos of purchasing power as of September 30, 2005)

	September 2005			December 2004			December 2003
	Base figures	Pro forma adjustment figures	Resulting Pro forma figures	Base figures	Pro forma adjustment figures	Resulting Pro forma figures	Base figures	Pro forma adjustment figures	Resulting Pro forma figures
	(2)	(2)	(2)	(1)	(2)	(2)	(1)	(2)	(2)
ASSETS
Cash and cash equivalents	$570	$12	$558	$364	$23	$341	$888	$26	$862
Accounts receivable trade	5,301	1,031	4,270	4,999	1,058	3,941	3,894	957	2,937
Accounts receivable from affiliated companies	—	—	1,140	—	8	1,071	—	—	1,082
Inventories	6,708	1,351	5,357	8,914	1,302	7,612	5,269	1,064	4,205
Other current assets	1,412	310	1,102	1,229	291	938	1,088	342	746
Current assets of discontinued operations	—	—	—	—	—	—	1,864	—	1,864

	$13,991	$2,704	$12,427	$15,506	$2,682	$13,903	$13,003	$2,389	$11,696
Investments in shares	99	64	35	125	55	70	123	83	40
Property, plant and equipment	17,990	2,395	15,595	18,570	2,460	16,110	18,945	2,377	16,568
Other assets	332	31	301	296	55	241	551	135	416
Property, plant and equipment from discontinued operations	—	—	—	—	—	—	2,644	—	2,644
Excess of cost over book value of shares	1,152	355	797	1,152	360	792	1,279	378	901

TOTAL ASSETS	$33,564	$5,549	$29,155	$35,649	$5,612	$31,116	$36,545	$5,362	$32,265

LIABILITIES AND STOCKHOLDERS EQUITY
Current portion of long-term debt	$1,444	$—	$1,444	$284	$—	$284	$945	$—	$945
Bank loans	367	133	234	310	123	187	308	163	145
Accounts payable trade	1,763	567	1,196	3,023	649	2,374	3,356	730	2,626
Accounts payable to affiliated companies	—	1,140	—	—	1,071	8	—	1,082	—
Advance payments from clients	180	53	127	490	23	467	264	42	222
Other accounts payable and accrued liabilities	1,501	249	1,252	1,785	192	1,593	1,103	179	924
Current liabilities of discontinued operations	—	—	—	—	—	—	1,740	—	1,740

	5,255	2,142	4,253	5,892	2,058	4,913	7,716	2,196	6,602

Long-term debt	2,731	—	2,731	4,189	—	4,189	7,725	—	7,725
Deferred taxes	4,053	263	3,790	4,553	273	4,280	2,901	264	2,637
Other long-term liabilities	457	192	265	341	196	145	277	21	256
Non current liabilities of discontinued operations	—	—	—	—	—	—	1,151	—	1,151

	7,241	455	6,786	9,083	469	8,614	12,054	285	11,769

TOTAL LIABILITIES	12,496	2,597	11,039	14,975	2,527	13,527	19,770	2,481	18,371

Excess of book value over cost of shares	56	—	56	56	—	56	100	—	100

Stockholders Equity:
Common stock	5,328	2,406	2,922	5,328	2,394	2,934	5,328	2,414	2,914
Additional paid-in capital	3,124	—	3,124	3,124	—	3,124	3,124	—	3,124
Reserve for repurchase of own shares	141	—	141	141	—	141	145	—	145
Retained earnings	23,645	643	23,002	22,848	908	21,940	17,607	687	16,920
Insufficiency in capital restatement	(7,329)	60	(7,389)	(6,926)	(60)	(6,866)	(6,595)	(64)	(6,531)
Initial deferred tax effect	(3,897)	(157)	(3,740)	(3,897)	(157)	(3,740)	(3,897)	(165)	(3,732)

Majority interest	21,012	2,952	18,060	20,618	3,085	17,533	15,712	2,872	12,840
Minority interest	—	—	—	—	—	—	963	9	954

TOTAL STOCKHOLDERS’ EQUITY	21,012	2,952	18,060	20,618	3,085	17,533	16,675	2,881	13,794

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$33,564	$5,549	$29,155	$35,649	$5,612	$31,116	$36,545	$5,362	$32,265

(1)	Audited figures
(2)	Unaudited figure

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

PRO FORMA CONSOLIDATED INCOME STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

(Millions of Mexican pesos of purchasing power as of September 30, 2005)

(Unaudited figures)

	2005			2004
	Base figures	Pro forma adjustment figures	Resulting Pro forma figures	Base figures	Pro forma adjustment figures	Resulting Pro forma figures
Net sales	$28,806	$4,815	$23,991	$27,830	$4,670	$23,160
Cost of sales	24,942	3,889	21,053	22,681	3,722	18,959
Operating expenses	2,187	566	1,621	2,263	580	1,683

OPERATING INCOME	1,677	360	1,317	2,886	368	2,518

Integral financing cost, net:
Interest expense	211	60	151	278	63	215
Interest income	(30)	(15)	(15)	(49)	(14)	(35)
Foreign exchange loss, net	(273)	(26)	(247)	94	25	69
Gain from monetary position	(99)	(7)	(92)	(207)	(18)	(189)

	(191)	12	(203)	116	56	60
Other expenses	33	32	1	90	83	7

INCOME BEFORE INCOME TAX AND EMPLOYEES PROFIT SHARING	1,835	316	1,519	2,680	229	2,451

Income tax	598	87	511	910	73	837
Employees Profit sharing	44	27	17	25	11	14

	642	114	528	935	84	851

INCOME BEFORE DISCONTINUED OPERATIONS	1,193	202	991	1,745	145	1,600
Discontinued operations	—	—	—	246	—	246

CONSOLIDATED NET INCOME	1,193	202	991	1,991	145	1,846
Net income of minority interest	—	—	—	110	—	110

NET INCOME OF MAJORITY INTEREST	$1,193	$202	$991	$1,881	$145	$1,736

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED PRO FORMA INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Millions of Mexican pesos of purchasing power as of September 30, 2005)

	2004			2003
	Base figures	Pro forma adjustment figures	Resulting Pro forma figures	Base figures	Pro forma adjustment figures	Resulting Pro forma figures
	(1)	(2)	(2)	(1)	(2)	(2)
Net sales	$37,605	$6,315	$31,290	$28,099	$5,605	$22,494
Cost of sales	30,775	5,082	25,693	23,444	4,380	19,064
Operating expenses	3,109	770	2,339	3,103	816	2,287

OPERATING INCOME	3,721	463	3,258	1,552	409	1,143

Integral financing cost, net
Interest expense	347	74	273	343	85	258
Interest income	(60)	(3)	(57)	(36)	(26)	(10)
Foreign exchange loss, net	25	(3)	28	748	90	658
Gain from monetary positiion	(295)	(31)	(264)	(327)	(36)	(291)

	17	37	(20)	728	113	615
Other expenses	163	136	27	203	128	75

INCOME BEFORE INCOME TAX AND EMPLOYEES PROFIT SHARING
	3,541	290	3,251	621	168	453

Income tax	764	98	666	168	109	59
Employees profit sharing	13	12	1	26	16	10

	777	110	667	194	125	69

INCOME BEFORE DISCONTINUED OPERATIONS	2,764	180	2,584	427	43	384

Discontinued operations	322	—	322	647	—	647

CONSOLIDATED NET INCOME	3,086	180	2,906	1,074	43	1,031

Net income of minority interest	110	—	110	267	(9)	276

NET INCOME OF MAJORITY INTEREST	$2,976	$180	$2,796	$807	$52	$755

(1)	Audited figures
(2)	Unaudited figures

GRUPO IMSA, S.A. de C.V. AND SUBSIDIARIES

NOTES TO THE SELECTED CONSOLIDATED FINANCIAL INFORMATION

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2005 AND 2004

(Figures in millions of Mexican pesos of purchasing power as of September 30, 2005)

1. BASES FOR PREPARATION:

The interim selected consolidated financial information as of September 30, 2005 and 2004, “Base figures,” shown on the attached Balance Sheets and Income Statements, is prepared in accordance with Mexican Generally Accepted Accounting Principles (GAAP), which require recognition of the effects of inflation. Consequently, all the selected consolidated financial information, including that for prior periods, presented for purposes of comparison and analysis, is stated in constant pesos reflecting the purchasing power as of September 30, 2005.

The selected consolidated financial information as of September 30, 2005 and 2004 is not audited but, in the opinion of management, reflects the results of the interim periods. The results of those interim periods do not necessarily indicate the results for the year. The selected consolidated financial information should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2004 (see audited consolidated financial statements for the years ended December 31, 2004 and 2003 stated in pesos reflecting purchasing power as of September 30, 2005, in Attachment A).

The selected consolidated financial information “Base Figures” includes that of Grupo Imsa, S.A. de C.V. and all its subsidiaries (the Company).

The selected financial information of consolidated foreign subsidiaries is been conformed to GAAP. The effect of the conversion of said financial information is recorded directly in the stockholders equity.

Preparation of the financial information in accordance with GAAP requires Company’s management to make estimates and assumptions which affect the figures reported in the financial information and the disclosures in the notes. The estimates are based on management’s best knowledge of current facts; however, the actual results may differ from those estimates.

The index or common factor used to restate the figures for prior periods and years in constant pesos as of September 2005 was: 1.014302, for the financial information as of December 31, 2004; 1.021034, for the financial information as of September 30, 2004, and 1.064084, for the financial information as of December 31, 2003.

2.- PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

a) The Company’s pro forma consolidated financial information for the periods and years presented has been prepared with the sole objective of presenting the financial position and the result of the operations, taking into consideration the Company’s spin-off into two entities, separating from the current company the businesses identified with the segment of reinforced plastic, steel, and aluminum products.

Consequently, the attached pro forma financial information is as follows:

- “Pro Forma Adjustment Figures,” which represent the consolidated financial information as of those dates, for the segment of reinforced plastic, steel, and aluminum products.

- “Resulting Pro Forma Figures,” which represent the consolidated financial information as of those dates, for the segment of processed steel products.

b) As a result of the reorganization, there will be an account payable from the spin-off G2 company to Grupo Imsa, the company spinning off the unit, in the amount as of September 30, 2005, of Ps. 1,140, which represents the debt prior to the reorganization corresponding to the segment of plastic and aluminum products for construction.

Deloitte

Galaz, Yamazaki, Ruiz Urquiza, S.C. Lázaro Cárdenas 2321 Poniente, PB Residencial San Agustín 66260 Garza García, N.L. México Tel: +52 (81) 8133 7300 Fax: +52 (81) 8133 7383 www.deloitte.com/mx

Independent Accountants’ Report

on the Limited Review of the Interim Financial

Statements to the Board of Directors and Stockholders

of Groupo Imsa, S.A. de C.V.

San Pedro Garza Garcia, N.L.

We have performed a limited review of the consolidated balance sheets and statements of income of Grupo Imsa, S.A. de C.V. and Subsidiaries (the “Company”) as of September 30, 2005 and for the nine-month period then ended, included in the accompanying prospectus, all expressed in millions of Mexican pesos of purchasing power of September 30,2005. These interim financial statements are the responsibility of the Company’s management and were prepared to be filed with the National Banking and Securities Commission and the Mexican Stock Exchange.

We have previously audited the consolidated financial statements as of end for the year ended December 31, 2004, for which we issued an unqualified opinion on February 28, 2005.

Our limited review was conducted in accordance with the limited review standard for interim financial statements issued by the Mexican Institute of Public Accountants. Such review consisted primarily in applying analytical review procedures to different elements of the financial statements; making inquiries of Company officers responsible for financial and accounting matters; reading the minutes of the stockholders’ and board meetings; and in understanding the system established to prepare the interim financial statements. Because this limited review is not considered an audit of the financial statements in accordance with generally accepted auditing standards, we do not express an opinion on the interim financial statements included in the accompanying prospectus.

Based on our limited review, we have no knowledge of any situation that may require an amendment or adjustment to the accompanying interim consolidated financial statements, for them to be presented in conformity with the accounting principles generally accepted in Mexico.

We have also reviewed the pro-forma adjustments that reflect the operation described in Note 2 and the application of those adjustments to the base figures presented in the pro-forma consolidated balance sheets as of September 30, 2005 and as of December 31, 2004 and 2003, and the consolidated pro-forma statements of income for the nine-month periods ended September 30, 2005 and 2004 and for the years ended December 31, 2004 and 2003. The purpose of the consolidated pro-forma information is to show how the basic consolidated financial statements would have been presented had the operation described in Note 2 taken place as of the dates of the consolidated balance sheet and for the periods covered by the related statements of income that include the base financial information.

Based on our review, we have no knowledge of any situation that may indicate to us that Management’s assumptions do not provide a reasonable basis to present the significant effects attributable to the aforementioned transaction described in Note 2, that the related pro-forma adjustments adequately reflect management’s assumptions or that the Resulting Pro-forma Figures do not reflect the appropriate application of those adjustments to the base figures presented in the consolidated pro-forma balance sheets as of September 30, 2005 and as of December 31, 2004 and 2003 and in the consolidated pro-forma statements of income for the nine-month periods ended September 30, 2005 and 2004, and for the years ended December 31, 2004 and 2003.

Member of
Deloitte Touche Tohmatsu

Deloitte

The accompanying interim financial statements and the independent accountants’ report have been translated into English for the convenience of readers.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu

C.P.C. Carlos J. Vazquez Ayala

December 1, 2005

7. Management’s Comments and Analysis of the results, operation, and financial position of Grupo IMSA in relation to the Reorganization

As mentioned in point 3.1 above, the Company’s objective for the Reorganization is to more efficiently align its operations and capitalize the operating and commercial synergies. Hence, the Board of Directors decided to spin-off and group its businesses into two companies.

The following table presents relevant pro forma financial information as of September 30, 2005. For better interpretation and analysis, the information reads as follows:

•	“Base figure” is the Company’s interim selected consolidated financial information.

•	“Pro Forma Adjustment Figures,” which represent the consolidated financial information of the segment of reinforced plastic, steel, and aluminum products, G2.

•	“Resulting pro forma figures,” which represent the Company’s consolidated financial information after the Reorganization.

Grupo Imsa, S.A. de C.V. and Subsidiaries

Selected Financial Information

Base information: September 30, 2005

(Millions of Mexican pesos of purchasing power as of September 30, 2005)

	Base figures	Pro Forma Adjustment Figures	Resulting pro forma figures
Sales	Ps 28,806	Ps 4,815	Ps 23,991
Operating income	1,677	360	1,317
Operating margin (%)	5.8	7.5	5.5
EBITDA (1)	2,636	440	2,196
Operating Cash Flow Margin (%)	9.2	9.1	9.2

Total assets	33,564	5,549	29,155
Total liabilities	12,496	2,597	11,039
Stockholders equity	21,068	2,952	18,116

Debt net of cash in banks in pesos (2)	3,972	1,261	2,711
Debt net of cash in banks in dollars (2)	366	116	250

Current assets to current liabilities (times)	2.7	1.3	2.9
Total liabilities to Total Capital (times)	0.6	0.9	0.6
Interest hedging (3) (Times)	16.4	8.5	19.6

(1)	Earnings Before Interest, Taxes, Depreciation, and Amortization.
(2)	Includes accounts receivable and accounts payable between affiliated companies.
(3)	EBITDA for the last twelve months divided by interest expense net for the same period.

8. Responsible individuals

We, the undersigned, swear that, within the scope of our respective duties, we prepared the information relative to the issuer contained in this prospectus, which, to the best of our knowledge, reasonably reflects its status. We also declare that we have no knowledge of relevant information that has been omitted or falsified in this prospectus or that it contains information that could lead investors into error.

/s/ EUGENIO CLARIOND REYES
Eugenio Clariond Reyes
General Director

/s/ MARCELO CANALES CLARIOND
Marcelo Canales Clariond
Director, Planning and Finance

/s/ J. ENRIQUE GONZÁLEZ GONZÁLEZ
J. Enrique González González
General Counsel

9. Attachments

CONSOLIDATED AUDITED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 and 2003

Deloitte

Galaz, Yamazaki, Ruiz Urquiza, S.C. Lázaro Cárdenas 2321 Poniente, PB Residencial San Agustín 66260 Garza García, N.L. México Tel: +52 (81) 8133 7300 Fax: +52 (81) 8133 7383 www.deloitte.com/mx

Independent Auditors’ Report

To the Board of Directors and Stockholders of

Grupo Imsa, S.A. de C.V.

San Pedro Garza Garcia, N.L.

We have audited the accompanying consolidated balance sheets of Grupo Imsa, S.A. de C.V. and Subsidiaries (the “Company”) and the individual balance sheets of Grupo Imsa, S.A. de C.V. (as a legal entity) as of December 31, 2004 and 2003 and the related consolidated and individual statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2004, all expressed in millions of Mexican pesos of purchasing power of September 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. Until December 31, 2003, the financial statements of Company’s consolidated subsidiaries mentioned in Note 2a were audited by other auditors and our opinion, with regards to the amounts reported by these companies, is based solely on the reports of such other auditors. The total assets of the companies mentioned represent 8% in 2003, and 9% in 2002 of the consolidated total net sales.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors referred to in the first paragraph, such consolidated and individual financial statements present fairly, in all material respects, the financial position of Grupo Imsa S.A. de C.V. and subsidiaries and Grupo Imsa S.A. de C.V. (as a legal entity) as of December 31, 2004 and 2003, and the results of their operations, changes in their stockholders’ equity and changes in their financial position, for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Mexico.

The accompanying financial statements and the independent auditors’ report have been translated into English language for the convenience of readers.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu

C.P.C. Carlos J. Vazquez Ayala

February 28, 2005, except for the restatement of the financial statements to millions of constant Mexican pesos purchasing power of September 30, 2005, as described in Note 3, as to which the date is November 30, 2005.

Member of
Deloitte Touche Tohmatsu

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2003

(Millions of Mexican pesos of purchasing power as of September 30, 2005)

	2004		2003
ASSETS
Current:
Cash and cash equivalents	Ps	364	Ps	888
Accounts receivable-trade, net of allowance for doubtful accounts Ps 108 and Ps 100		4,999		3,894
Inventories		8,914		5,269
Other current assets		1,229		1,088
Current assets of discontinued operations		—		1,864

		15,506		13,003

Investments in shares		125		123
Property, plant and equipment		18,570		18,945
Other assets		296		551
Excess of cost over fair value of net assets acquired of subsidiaries, net of accumulated amortization of Ps 452 and Ps 392		1,152		1,279
Non current assets of discontinued operations		—		2,644

TOTAL ASSETS	Ps	35,649	Ps	36,545

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current:
Current portion of long–term debt		Ps 284		Ps 945
Bank loans		310		308
Account payable–trade		3,023		3,356
Advances from clients		490		264
Other accounts payable and accrued liabilities		1,785		1,103
Current liabilities of discontinued operations		—		1,740

		5,892		7,716

Long–term debt		4,189		7,725
Deferred taxes		4,553		2,901
Other long–term liabilities		341		277
Non current liabilities of discontinued operations		—		1,151

		9,083		12,054

TOTAL LIABILITIES		14,975		19,770

Excess of fair value of net assets acquired over cost of subsidiaries, net of accumulated amortization of Ps 2,980 and Ps 2,935		56		100

Stockholders’ equity:
Common stock – without par value, 2,809.0 and 2,808.7 (Million) shares issued and outstanding		5,328		5,328
Additional paid–in capital		3,124		3,124
Initial deferred tax effect		(3,897)		(3,897)
Reserve for repurchase of own shares		141		145
Retained earnings		22,848		17,607
Insufficiency in capital restatement		(6,926)		(6,595)

Majority interest		20,618		15,712
Minority interest		—		963

TOTAL STOCKHOLDERS’ EQUITY		20,618		16,675

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps	35,649	Ps	36,545

The accompanying notes are an integral part of these financial statements.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Millions of Mexican pesos of purchasing power as of September 30, 2005, except share and per share amounts)

	2004		2003		2002
Net sales		Ps 37,605		Ps 28,099		Ps 26,136
Cost of sales		30,775		23,444		20,728
Operating expenses		3,109		3,103		3,032

OPERATING INCOME		3,721		1,552		2,376

Integral financing cost, net:
Interest expense		347		343		424
Interest income		(60)		(36)		(77)
Foreign exchange loss, net		25		748		1,092
Gain from monetary position		(295)		(327)		(442)

		17		728		997

Other expenses (income), net		163		203		(369)

INCOME BEFORE INCOME TAXES AND EMPLOYEES’ PROFIT SHARING		3,541		621		1,748

Income taxes		764		168		185
Employees’ profit sharing		13		26		59

		777		195		244

INCOME BEFORE DISCONTINUED OPERATIONS		2,764		427		1,504

Discontinued operations		322		647		212

CONSOLIDATED NET INCOME	Ps	3,086	Ps	1,074	Ps	1,716

Net income of minority interest	Ps	110	Ps	267	Ps	152
Net income of majority interest		2,976		807		1,564

CONSOLIDATED NET INCOME	Ps	3,086	Ps	1,074	Ps	1,716

Earnings per common share:
Net income of continued operations	Ps	0.98	Ps	0.15	Ps	0.54
Discontinued operations		0.11		0.23		0.07

CONSOLIDATED NET INCOME	Ps	1.09	Ps	0.38	Ps	0.61

Net income of minority interest	Ps	0.04	Ps	0.09	Ps	0.05
Net income of majority interest		1.05		0.29		0.56

CONSOLIDATED NET INCOME	Ps	1.09	Ps	0.38	Ps	0.61

Weighted average common shares outstanding (Million)		2,810		2,813		2,815

The accompanying notes are an integral part of these financial statements.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Millions of Mexican pesos of purchasing power as of September 30, 2005, except share and per share amounts)

	Common Stock
	Shares (Millions)	Amount		Additional Paid-in Capital		Initial Deferred Tax Effect		Reserve for Repurchase of Own Shares		Retained Earnings		Insufficiency in Capital Restatement		Minority Interest		Total Stockholders’ Equity
BALANCE AS OF DECEMBER 31, 2001	2,815.1	Ps	5,330	Ps	3,124	Ps	(3,897)	Ps	159	Ps	15,827	Ps	(7,165)	Ps	1,155	Ps	14,533

Dividends paid (Ps 0.065 per common share)	—		—		—		—		—		(225)		—		—		(225)
Transactions of own shares, net	(0.9)		—		—		—		—		—		—		—		—
Net comprehensive income	—		—		—		—		—		1,564		(136)		235		1,663
Decrease in minority interest	—		—		—		—		—		—		—		(171)		(171)

BALANCE AS OF DECEMBER 31, 2002	2,814.2		5,330		3,124		(3,897)		159		17,166		(7,301)		1,219		15,800

Dividends paid (Ps 0.12 per common share)	—		—		—		—		—		(366)		—		—		(366)
Transactions of own shares, net	(5.5)		(2)		—		—		(14)		—		—		—		(16)
Net comprehensive income	—		—		—		—		—		807		706		479		1,992
Decrease in minority interest	—		—		—		—		—		—		—		(735)		(735)

BALANCE AS OF DECEMBER 31, 2003	2,808.7		5,328		3,124		(3,897)		145		17,607		(6,595)		963		16,675

Dividends paid (Ps 0.21 and Ps 0.11 per common share)	—		—		—		—		—		(1,009)		—		—		(1,009)
Transactions of own shares, net	0.3		—		—		—		(4)		—		—		—		(4)
Net comprehensive income	—		—		—		—		—		2,976		(331)		110		2,755
Discontinued operations	—		—		—		—		—		3,274		—		—		3,274
Decrease in minority interest	—		—		—		—		—		—		—		(1,073)		(1,073)

BALANCE AS OF DECEMBER 31, 2004	2,809.0	Ps	5,328	Ps	3,124	Ps	(3,897)	Ps	141	Ps	22,848	Ps	(6,926)	Ps	—	Ps	20,618

The accompanying notes are an integral part of these financial statements.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Millions of Mexican pesos of purchasing power as of September 30, 2005)

	2004		2003		2002
OPERATING ACTIVITIES:
Income before discontinued operations	Ps	2,764	Ps	427	Ps	1,504

ITEMS NOT REQUIRING (GENERATING) RESOURCES:
Depreciation and amortization		1,535		1,295		1,204
Amortization of excess of fair value of net assets acquired over cost of subsidiaries, net		18		18		(420)
Deferred income taxes		485		11		(34)
Others		82		18		17

		4,884		1,769		2,271

CHANGES IN CURRENT ASSETS AND LIABILITIES NET OF EFFECTS FROM BUSINESS ACQUIRED:
Accounts receivable–trade		(1,106)		(210)		(393)
Inventories		(3,563)		88		(393)
Other current assets		(141)		685		(74)
Accounts payable–trade		(334)		438		(271)
Advances from clients		226		65		(127)
Other accounts payable and accrued liabilities		683		(402)		—
Other discontinued operations		125		(346)		693

		(4,110)		318		(565)

RESOURCES GENERATED FROM OPERATING ACTIVITIES		774		2,087		1,706
Discontinued operations		322		647		212

		1,096		2,734		1,918

FINANCING ACTIVITIES:
Proceeds (payments) of short–term bank loans		2		37		(2)
Proceeds from borrowings from banks and issuance of long–term debt		—		3,378		3,479
Payments of long–term debt		(3,948)		(2,566)		(2,457)
Monetary effect on long–term debt		(250)		(724)		(541)
Common dividends paid		(1,009)		(366)		(224)
Others		64		(10)		(21)
Other financing activities of discontinued operations		(1,151)		(288)		125

RESOURCES (USED IN) GENERATED FROM FINANCING ACTIVITIES		(6,292)		(539)		359

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment		(1,474)		(1,675)		(1,870)
Sale of property, plant and equipment		217		102		160
Disposal (acquisitions) of companies and minority interest		3,208		—		(118)
Other assets		77		—		(30)
Other assets of discontinued operations		2,644		(247)		(358)

RESOURCES GENERATED FROM (USED IN) INVESTING ACTIVITIES		4,672		(1,820)		(2,216)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(524)		375		61

Cash and cash equivalents at beginning of year		888		513		452

CASH AND CASH EQUIVALENTS AT END OF YEAR	Ps	364	Ps	888	Ps	513

The accompanying notes are an integral part of these financial statements.

GRUPO IMSA, S.A. DE C.V.

(As a separate legal entity)

BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2003

(Millions of Mexican pesos of purchasing power as of September 30, 2005)

	2004		2003
ASSETS
Current:
Cash and cash equivalents	Ps	187	Ps	710
Accounts receivable from subsidiaries		1,539		3,029
Other current assets		488		332

		2,214		4,071
Long–term accounts receivable from subsidiaries		4,445		1,540
Investments in shares		22,712		19,745
Other assets, net		18		78
Excess of cost over fair value of net assets acquired of subsidiaries, net of accumulated amortization of Ps 99 and Ps 89		125		135

TOTAL ASSETS	Ps	29,514	Ps	25,569

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current:
Current portion of long–term debt	Ps	284	Ps	945
Bank loans		13		22
Accounts payable to subsidiaries		456		1,012
Other accounts payable and accrued liabilities		84		131

		837		2,108

Long–term debt		4,059		7,577
Accounts payable to subsidiaries		2,842		161
Deferred taxes		1,159		8

		8,060		7,746

TOTAL LIABILITIES		8,897		9,856

Stockholders’ equity:
Common stock – without par value, 2,809.0 and 2,808.7 (Million) shares issued and outstanding		5,328		5,328
Additional paid–in capital		3,124		3,124
Initial deferred tax effect		(3,897)		(3,897)
Reserve for repurchase of own shares		141		145
Retained earnings		22,848		17,607
Insufficiency in capital restatement		(6,926)		(6,595)

TOTAL STOCKHOLDERS’ EQUITY		20,618		15,712

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps	29,514	Ps	25,569

The accompanying notes are an integral part of these financial statements.

GRUPO IMSA, S.A. DE C.V.

(As a separate legal entity)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Millions of Mexican pesos of purchasing power as of September 30, 2005, except share and per share amounts)

	2004		2003		2002
Equity in net income of subsidiaries	Ps	3,126	Ps	1,166	Ps	1,958
Operating expenses		74		69		67

OPERATING INCOME		3,052		1,097		1,891

Integral financing cost, net:
Interest expense		270		277		381
Interest income		(32)		(23)		(59)
Foreign exchange loss, net		13		53		3
Gain from monetary position		(202)		(24)		(21)

		49		282		304

Other expenses, net		27		8		22

NET INCOME	Ps	2,976	Ps	807	Ps	1,564

Earnings per common share – net income	Ps	1.05	Ps	0.29	Ps	0.56

Weighted average common shares outstanding (Million)		2,810		2,813		2,815

The accompanying notes are an integral part of these financial statements.

GRUPO IMSA, S.A. DE C.V.

(As a separate legal entity)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Millions of Mexican pesos of purchasing power as of September 30, 2005, except share and per share amounts)

	Common Stock
	Shares (Millions)	Amount		Additional Paid-in Capital		Initial Deferred Tax Effect		Reserve for Repurchase of Own Shares		Retained Earnings		Insufficiency in Capital Restatement		Total Stockholders’ Equity
BALANCE AS OF DECEMBER 31, 2001	2,815.1	Ps	5,330	Ps	3,124	Ps	(3,897)	Ps	159	Ps	15,827	Ps	(7,165)	Ps	13,378

Dividend paid (Ps 0.065 per common share)	—		—		—		—		—		(225)		—		(225)
Transactions of own shares, net	(0.9)		—		—		—		—		—		—		—
Net comprehensive income	—		—		—		—		—		1,564		(136)		1,428

BALANCE AS OF DECEMBER 31, 2002	2,814.2		5,330		3,124		(3,897)		159		17,166		(7,301)		14,581
Dividends paid (Ps 0.12 per common share)	—		—		—		—		—		(366)		—		(366)
Transactions of own shares, net	(5.5)		(2)		—		—		(14)		—		—		(16)
Net comprehensive income	—		—		—		—		—		807		706		1,513

BALANCE AS OF DECEMBER 31, 2003	2,808.7		5,328		3,124		(3,897)		145		17,607		(6,595)		15,712

Dividends paid (Ps 0.21 and Ps 0.11 per common share)	—		—		—		—		—		(1,009)		—		(1,009)
Transactions of own shares, net	0.3		—		—		—		(4)		—		—		(4)
Net comprehensive income	—		—		—		—		—		2,976		(331)		2,645
Discontinued operations	—		—						—		3,274		—		3,274

BALANCE AS OF DECEMBER 31, 2004	2,809.0	Ps	5,328	Ps	3,124	Ps	(3,897)	Ps	141	Ps	22,848	Ps	(6,926)	Ps	20,618

The accompanying notes are an integral part of these financial statements.

GRUPO IMSA, S.A. DE C.V.

(As a separate legal entity)

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Millions of Mexican pesos of purchasing power as of September 30, 2005)

	2004		2003		2002
OPERATING ACTIVITIES:
Net income	Ps	2,976	Ps	807	Ps	1,564

ITEMS NOT (GENERATING) REQUIRING RESOURCES:
Equity in net income of subsidiaries		(3,158)		(197)		(1,504)
Amortization of excess		10		9		12

		(171)		620		72

CHANGES IN CURRENT ASSETS AND LIABILITIES:
Other current assets		(96)		(197)		21
Other accounts payable and accrued liabilities		(48)		(223)		(120)

		(144)		(420)		(98)

RESOURCES (USED IN) GENERATED FROM OPERATING ACTIVITIES		(315)		200		(26)

FINANCING ACTIVITIES:
Accounts receivable from and payable to subsidiaries, net		934		398		233
Proceeds (payments) from short–term bank loans		(9)		12		(259)
Proceeds from borrowings from banks and issuance of long–term debt		—		3,228		3,385
Payments of long–term debt		(3,948)		(2,448)		(2,732)
Monetary effect on long–term debt		(231)		(597)		(82)
Common dividends paid		(1,009)		(366)		(224)
Long–term accounts receivable and payable from subsidiaries		(224)		(73)		(194)

RESOURCES (USED IN) GENERATED FROM FINANCING ACTIVITIES		(4,487)		153		128

DIVESTITURES:
Sale of fixed assets		—		51		—
Disposal of companies		4,279		—		—

RESOURCES OBTAINED FROM DIVESTITURES ACTIVITIES		4,279		51		—

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(523)		404		101

Cash and cash equivalents at beginning of year		710		306		205

CASH AND CASH EQUIVALENTS AT END OF YEAR	Ps	187	Ps	710	Ps	306

The accompanying notes are an integral part of these financial statements.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

GRUPO IMSA, S.A. DE C.V.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Millions of Mexican pesos of purchasing power as of September 30, 2005)

1. NATURE OF BUSINESS:

Grupo Imsa, S.A. de C.V. is a Mexican holding company, with core businesses consisting of (i) steel processing products, (ii) steel and plastic construction products and (iii) aluminum and other related products, for their marketing in the domestic and overseas markets.

2. BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Basis of Presentation

The consolidated financial statements of Grupo Imsa, S.A. de C.V. (Grupo Imsa) and its subsidiaries (the Company) are prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP), published by the Mexican Institute of Public Accountants (IMCP) which require the recognition of the effects of inflation. (See Note 3).

The individual financial statements of Grupo Imsa (parent company) have been prepared to comply with legal requirements in Mexico to which it is subject as an independent legal entity. In these financial statements the investment in shares of subsidiaries is accounted for under the equity method.

Net Comprehensive Income – Net comprehensive income (loss) presented in the accompanying consolidated and individual statements of changes in stockholders’ equity represents the Company’s total activity during each year, and includes the net income of the year, plus the effect of excess or insufficiency in capital restatement, adding or subtracting the minority interest effect, that in accordance with Mexican GAAP, is presented directly in stockholders’ equity without affecting the statement of operations.

Principles of Consolidation

a. Consolidated Financial Statements - The consolidated financial statements include those of Grupo Imsa and its majority–owned subsidiaries. Material intercompany balances and transactions have been eliminated in consolidation.

Grupo Imsa has created direct subsidiaries by business segment, which act as direct holdings of the operating companies. The direct subsidiaries of Grupo Imsa and its ownership percentages are as follows:

Ownership Percentage as of December 31, 2004
Steel Processing Products:
IMSA ACERO, S.A. de C.V. (IMSA ACERO)	100%

Steel and Plastic Construction Products:
IMSATEC, S.A. de C.V. (IMSATEC)	100%

Aluminum and Other Related Products:
IMSALUM, S.A. de C.V. (IMSALUM)	100%

Other:
Corporativo Grupo Imsa, S.A. de C.V	100%
Fincas Industriales Monterrey, S.A. de C.V	100%

Until December 2003, GES America, L.L.C. and ABC Battery Company, LLC and subsidiaries (divested in July 2004 as more fully explained in Note 4) as well as Louisville Ladder Group L.L.C. and subsidiary (additional 49% of shares were acquired by the Company as mentioned in Note 4), were audited by other auditors than the principal.

The indirect subsidiaries Valmont Formet, S. de R.L. de C.V., Bayer IMSA, S.A. de C.V. and Imsa ITW, S.A. de C.V. are being consolidated proportionally with the ownership percentages in all the financial statements lines, based on International Accounting Standard 31, “Financial Reporting on Joint Ventures”, as required by Bulletin A–8, “Supplementary Application of International Accounting Standards”, issued by the IMCP, because the partners of the joint venture have joint control over the companies.

b. Translation of Financial Statements of Foreign Subsidiaries and Associated Companies – The financial statements of consolidated foreign subsidiaries and of foreign associated companies are translated into Mexican pesos in accordance with Bulletin B–15 “Foreign Currency Transactions and Translation of Financial Statements of Foreign Subsidiaries” published by the IMCP. The assets, liabilities and stockholders’ equity (except common stock that is translated at the exchange rate of the date in which the contributions were made) accounts are translated to Mexican pesos using the exchange rate in effect as of the balance sheet date and the amounts of the statement of operations are translated using the exchange rate at the balance sheet date after the application of the third amendment to Bulletin B–10. Prior years financial statements are restated using an average factor based on sales in accordance with the Bulletin B–15.

Exchange rate differences arising from translation of their financial statements are classified within stockholders’ equity as part of the excess (insufficiency) in capital restatement until the disposal of the net investment.

3. SIGNIFICANT ACCOUNTING POLICIES:

a. Effects of Inflation on the Financial Statements – The consolidated financial statements of the Company recognize the effects of inflation in accordance with Bulletin B–10, “Recognition of the Effects of Inflation in Financial Information”, as amended, issued by the IMCP. The Third Amendment to Bulletin B–10 requires that all financial statements and related notes be presented in constant pesos as of the date of the most recent balance sheet presented. Factors derived from the National Consumer Price Index (NCPI), published by Banco de México, are applied to restate the financial statements of the Mexican companies to constant pesos. These financial statements were originally issued in constant Mexican pesos with acquisition power as of December 31, 2004; however, in November 30, 2005, have been restated to Mexican constant pesos with acquisition power as of September 30, 2005, because they will be submitted together with other financial information expressed in Mexican constant pesos of the same date. The Company’s consolidated financial statements reflect the effects of inflation, as follows:

(1) Bulletin B–12 “Statements of Changes in Financial Position” (B-12) addresses the presentation of statements of changes in financial position once the financial statements have been restated to constant Mexican pesos in accordance with the Third Amendment to Bulletin B–10. Pursuant to Bulletin B–12, the changes in financial position reflected in the consolidated statements of changes in financial position are based on the differences between the beginning and ending balance sheet balances stated in the pesos of purchasing power as of December 31, 2004. The changes in inventories, investment in shares and property, plant and equipment are adjusted by the applicable result from holding non–monetary assets. The monetary gains or losses and foreign exchange gains and losses (except for realized gains or losses) are non–cash transactions that are classified as operating activities, included in consolidated net income.

(2) The operations of foreign subsidiaries and associated companies are not considered an integral part of the Company, thus, the inflation effect confronted by the foreign companies in their country are applied when consolidating the financial statements.

(3) Capital stock, additional paid–in capital, initial deferred tax effect, reserve for repurchase of own shares and retained earnings, have been restated using the applicable NCPI and inflation rate of the country of origin from the time the amounts were contributed or generated in order to maintain their original purchasing power.

(4) The gain or loss from monetary position represents the effects of inflation on the Company’s net monetary liabilities and assets, based on the NCPI, for Mexican companies, and the inflation rate of the country of origin for foreign subsidiaries.

(5) The excess (insufficiency) in capital restatement represents principally the gain (loss) from holding non– monetary assets which is the increase (decrease) in the values of non–monetary assets as adjusted to their replacement cost and specific indices in excess of, or below the increase attributable to general inflation as measured by the NCPI.

b. Cash Equivalents – The Company considers all highly–liquid temporary investments with original maturity of three months or less to be cash equivalents. Such investments consist primarily of overnight funds at banks and are stated at market value, which approximates cost plus accrued interest.

c. Financial instruments – Financial assets and liabilities resulting from any type of financial instrument, except for investments in financial instruments held to maturity, are presented in the balance sheet at fair value. The effects of the valuation of a financial asset or liability are recognized in results of operations of the respective period. Investments in financial instruments held to maturity are valued at acquisition cost. The costs and yields of financial instruments are recognized in results of the period in which they occur. Dividends from equity financial instruments are recognized in results of operations of the same period in which the fair value of the financial instrument is adjusted by such dividends.

d. Derivative financial instruments—The internal control system established by the Company includes policies and procedures to manage its exposure to fluctuations in foreign currency exchange rates using derivative financial instruments. These instruments are traded only with institutions of high repute and trading limits have been established for each institution. The Company does not carry out transactions with derivative financial instruments for the purpose of speculation.

The derivative financial instruments that are currently used by the Company are primarily hedge contracts to reduce its exposure to exchange rate fluctuations. Premiums paid are amortized over the term of the derivative financial instrument using the effective interest method.

Derivative financial instruments identified as hedges are valued using the same valuation criteria used for the assets or liabilities hedged, and the effects of their valuation are recognized in results of operations, net of costs, expenses, or revenue from the assets or liabilities whose risks are being hedged. The financial assets or liabilities generated by these instruments are presented in the balance sheet as a reduction of the liabilities or assets whose risks are being hedged.

e. Inventories and Cost of Sales – Inventories are stated at the lower of replacement cost or realizable value. Cost of sales is stated at estimated replacement cost at the time of sale. Replacement costs of finished goods and production in process are based on the most recent fully absorbed cost of related production. Replacement costs of related raw materials, tools, and parts are determined based on purchase prices prevailing at the balance sheet date.

f. Property, Plant and Equipment – Fixed assets of Mexican origin are restated by factors derived from the NCPI, whereas equipment of foreign origin are restated by means of indices of the country of origin and translated at the exchange rate at the date of restatement. Repairs and maintenance are expensed when incurred. Depreciation is computed under the straight–line method, based on the remaining useful lives of the related assets determined by independent appraisers. The remaining estimated useful lives in years are as follows:

	2004	2003	2002
Buildings	24.4	26.2	27.4
Machinery and equipment	9.8	12.8	11.2
Transportation equipment	2.8	3.5	3.1
Computer equipment	2.2	2.5	2.5

g. Construction in Progress – Construction in progress includes costs incurred during the construction and installation of fixed assets, including capitalized integral financing cost (income). The integral financing cost (income) capitalized is determined based only on financing specifically obtained for the construction and installation of fixed assets. Construction in progress is restated as mentioned in Note 3.f.

h. Impairment of long-lived assets in use- The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, in accordance with requirements established in Bulletin C-15 “Impairment and disposal of long-lived assets in use”.

i. Investment in Associated Companies- Investments in which the Company holds between a 20% and 50% ownership interest and does not have effective control nor share control, as in the joint-ventures, are accounted for using the equity method.

j. Other Assets – Costs and expenses incurred in the development phases which will have future economic benefits and they fulfill the criteria for being recognized as an asset in accordance with Bulletin C-8, are capitalized and amortized based on the straight-line method over five years. The cost incurred that does not fulfill the criteria, and the related investigation cost, are recorded in the statement of operations of the period in which they occur. Pre-operating cost incurred after January 1, 2003, is recorded directly in statement of operations of the period in which they occur. Pre-operating expenses capitalized as of December 31, 2002 are amortized using the straight-line method over 10 years. Other non–monetary assets are restated by applying NCPI factors to the historical cost of the related assets.

k. Excess of Cost Over Fair Value of Net Assets Acquired of Subsidiaries – The excess of cost over fair value of net assets acquired of subsidiaries is restated utilizing factors derived from the NCPI and is amortized on a straight line basis over 20 years.

l. Excess of Fair Value Over Cost of Net Assets Acquired of Subsidiaries – Excess of fair value over cost of net assets acquired of subsidiaries (“negative goodwill”) is classified as a deferred credit and restated utilizing factors derived from the NCPI and is amortized by the straight–line method during the period in which the acquired companies are integrated into the Company’s operations, not exceeding five years.

m. Employee Benefits – Severance indemnities are required by law to be paid to employees terminated under certain circumstances. Severance compensation is charged to operations when it becomes payable. Seniority premium costs are actuarially calculated based on actual interest rates, using the projected unit credit method and are recognized over the employees’ years of service, which is 18 years in accordance with Bulletin D–3, “Accounting for Employees’ Benefits”, issued by the IMCP. Unrecognized prior service costs and the transition obligation are amortized based on the expected remaining service lives of employees that is 16 years.

The Company has a defined contribution pension plan with the objective of offering retirement benefits, benefits for total and permanent disability and death benefits. In accordance with this plan the Company is obligated to contribute to the pension fund an amount equivalent to 4% of the participant’s salary as well as additional contributions up to an amount equivalent to 2% of the participant’s salary when and if the employee decides to make additional contributions. The benefit to the participants consists of receiving a pension derived from the accumulated amount from each of the individual accounts. A respected financial institution administers the contributed funds.

n. Provisions- When the Company has a present obligation arising from a past event which may result in the utilization of economic resources that can be fairly estimated, provisions are being recognized. Such provisions are recorded at net present value when the discount effect is material.

o. Foreign Currency Transactions – Assets and liabilities denominated in foreign currencies are valued at the applicable exchange rates as of the balance sheet dates. Transactions in foreign currencies are valued at the applicable exchange rates at the respective dates of the transactions. Foreign exchange gains and losses are reflected in current operations, except for amounts capitalized to fixed assets as a part of capitalized integral financing cost (income).

p. Revenue Recognition – Revenues are recognized in the period in which the risks and rewards of ownership of the inventories are transferred to the customers, which generally coincides with the delivery of products to customers in satisfaction of orders. A subsidiary in the segment of steel and plastic construction products, which account for 15% of consolidated net sales, uses the percentage of completion method recognizing revenues based upon the ratio of material cost incurred to estimated total material on customer contracts.

q. Income Tax, Tax on Assets and Employee Profit–Sharing – The provisions for income tax (ISR) and employee profit–sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carry-forwards. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized.

Tax on assets paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented with deferred income taxes.

r. Earnings Per Share – Earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during each period.

s. Estimates and Assumptions – The preparation of financial statements in accordance with accounting principles generally accepted in Mexico requires management to make estimates and assumptions which affect the amounts reported in the financial statements and the accompanying notes. Although these estimates are based on management’s best knowledge of current events, actual results may differ.

t. Reclassifications- Certain balances contained in the consolidated financial statements for the years ended December 31, 2003 and 2002 have been reclassified to conform its presentation with the consolidated financial statements as of December 31, 2004.

4. ACQUISITIONS AND DIVESTITURES:

The following acquisitions and divestitures have been done by the Company. The consolidated financial statements include the results of these operations, which are summarized as follows:

•	Acquisitions:

In January 2004, IMSALUM the holding Company in the aluminum and other related products segment, acquired the remaining 49% shares of Louisville Ladder Group in US$ 15 million, increasing to 100% its share participation. In accordance with accounting principles, the excess of fair value of net assets acquired over cost subsidiaries amounting to Ps 34 was recorded as capital operation because was done between majority and minority shareholders.

In July 2002, Empresas Stabilit, S.A. de C.V. (subsidiary of IMSATEC in the steel and plastic products segment) acquired 100% of the shares of the Spanish company Lightfield, S.A. for US$ 10 million.

•	Divestitures:

In July 2004 Grupo Imsa and Johnson Controls, Inc. (JCI) reached an agreement in which Grupo Imsa divested its share participation in the automotive batteries and related products segment, and JCI, its minority partner since 1998, obtained 100% of ownership percentage. In exchange to its participation in the automotive battery business, Grupo Imsa obtained benefit of US$ 525 million, including the absorption of the business debt by JCI. The primary use of proceeds was utilized for debt payment .

In accordance with an interpretation of the actual accounting guidance, the administration assumed as a capital operation this transaction, because was held between majority and minority shareholders. Therefore, Ps 3,274 were recorded directly to the retained earnings, in the stockholders equity, net of the differed income tax effect.

Balance Sheet and Statement of operations of the divested segment have been recorded as discontinued operations, presented separately of the continuing operations. Consolidated financial statements for the years ended December 31, 2003 and 2002, have been reclassified to conform its presentations to those as of December 31, 2004.

	2004 (1)		2003		2002
Net sales of discontinued operations	Ps	3,112	Ps	5,132	Ps	4,856
Costs and expenses		2,613		4,131		4,453
Income tax and employees’ profit sharing		178		354		192

Net income of discontinued operations	Ps	322	Ps	647	Ps	212

(1)	January 1 to July 31, 2004.

5. INVENTORIES:

	2004		2003
Raw material, tools and parts	Ps	3,764	Ps	1,978
Production in process		62		240
Finished goods		3,978		2,459
Merchandise in transit and advances to suppliers		1,110		592

	Ps	8,914	Ps	5,269

6. PROPERTY, PLANT AND EQUIPMENT, NET:

	2004		2003
Land Ps	Ps	2,109	Ps	2,104
Buildings		4,488		4,082
Machinery and equipment		19,502		19,103
Transportation equipment		137		181
Computer equipment		263		349
Accumulated depreciation		(8,488)		(7,856)

		18,011		17,962
Construction in progress		559		983

	Ps	18,570	Ps	18,945

7. BANK LOANS:

Bank loans are primarily US dollar denominated, with average interest rates of approximately 3.15% and 2.52% , for the years ended December 31, 2004 and 2003, respectively.

At December 31, 2004, the Company had unused uncommitted, short–term credit lines available with banks totaling approximately US$ 495 million. Interest rates on these lines are 3%.

8. LONG –TERM DEBT:

Long-term debt consists of the following :

	2004		2003

Syndicated credit for US$380 million divided in three parts:

- US$120 million with four semiannual payments of US$ 30 million starting in February 25, 2002; interest to be paid quarterly at LIBOR plus 1%.

- US$150 million with six semiannual payments of US$15 million starting in August 25, 2003 and a final payment of US$60 million in August 25, 2005; interest to be paid quarterly at LIBOR plus 1.125% for the first year, LIBOR plus 1.25% second year, 1.375% third year and 1.5% until its maturity.

- US$110 million with four semiannual payments of US$27.5 million starting in February 25, 2005; interest to be paid quarterly at an annual rate of LIBOR plus 1.375% first year, 1.5% second year, 1.625% third year, 1.75% fourth year and 1.75% until its maturity. (1)

	Ps	—	Ps	1,256
Loan for US$108.2 million with one bullet payment in September 2006, the interest is payable semiannually at a rate of LIBOR plus 2.35%(2)(3).		1,236		1,294
Multi-currency Syndicated credit for US$163 million, divided in two parts: - US$ 70 million with maturity in five years, with eight semiannual payments starting in December 30, 2004, ending in June 30, 2008, interest to be paid semi-annually at LIBOR plus 1.05 % for the first three years, LIBOR plus 1.15% for the fourth year and LIBOR plus 1.25% for the last year. - US$ 92.7 million with maturity in five years, with eight semiannual payments starting in December 30, 2004, ending in June 30, 2008, interest to be paid semiannually at LIBOR plus 1.10%(1)		—		1,946
Loan for US$90 million with one bullet payment in August 2008, the interest is payable semiannually at a rate of LIBOR plus 0.98%(2)(3)		1,029		1,076
Loan for US$73.1 million with one bullet payment in May 2007, the interest is payable semiannually at a rate of LIBOR plus 1.11%(2)(3)		835		873
Loan for US$52.6 million with one bullet payment in May 2009, the interest is payable semiannually at LIBOR plus 1.06%(2)(3)		600		629
Loan for US$31.3 million with one bullet payment in May 2007, the interest is payable semiannually at a rate of LIBOR plus 1.28%(2)(3)		358		375
Loan for US$30 million with one bullet payment in September 2004, the interest is payable semiannually at a rate of LIBOR plus 0.89%(4)		—		359
Loan for US$24.8 million with one bullet payment in November 2005, the interest is payable semiannually at a rate of LIBOR plus 0.87%(2)(3)		284		297
Other – payable in US dollars		131		522
Other – payable in Mexican pesos		—		43

		4,473		8,670
Current portion of long–term debt		(284)		(945)

	Ps	4,189	Ps	7,725

The schedule of principal payments of long–term debt as of December 31, 2004 is as follows:

2006	Ps	1,236
2007		1,214
2008		1,138
2009		600

	Ps	4,189

(1)	These loans were prepaid during 2004, without commissions or penalties.
(2)	Grupo Imsa has issued a “Medium Term Note” and five “Peso Bonds” in the Mexican financial market for a total amount of Ps 3,753 equivalent to US$380 million, at different rates and terms which are detailed on the table below. Since the revenues of the Company are highly tied to the US dollar, through combined Swaps, Grupo Imsa converted the fixed and variable rates and proceeds from these programs, into loans with variable rates in dollars with the descriptions and conditions disclosed in this note. The payment of the principal of the “Medium Term Note” and the “Peso Bonds” will be one bullet payment at the due date also detailed in the table below, together with the combined Swaps:

Original Issue Date		Amount in Mexican Pesos	Interest Rate in Pesos	Amount in Million Dollars		Interest Rate in Dollars	Due Date
06-Sep-00	Medium Term Note IMSA P00	Ps 1,014	Cetes (182 days) + 1.80	US$	108.2	LIBOR + 2.35	06-Sep-06
06-Sep-02	Peso Bond IMSA 02-3	913	Cetes (182 days) + 1.40		90.0	LIBOR + 0.98	28-Aug-08
30-May-02	Peso Bond IMSA 02-2	710	10.22%		73.1	LIBOR + 1.11	24-May-07
29-May-03	Peso Bond IMSA 03	555	9.30%		52.6	LIBOR + 1.06	27-May-09
30-May-02	Peso Bond IMSA 02	304	Cetes (182 days) + 1.15		31.3	LIBOR + 1.28	24-May-07
28-Nov-02	Peso Bond IMSA 02-5	257	11.20%		24.8	LIBOR + 0.87	30-Nov-05

		Ps 3,753		US$	380.0

(3)	These programs were issued by the legal entity Grupo Imsa, S.A. de C.V.
(4)	This loan was paid at its maturity.

Certain long term debt agreements of certain Grupo Imsa’s subsidiaries, for a total amount of US$ 11 million, provide for various financial covenants that include financial maintenance tests based on the Company’s Consolidated balances and results. The most restrictive financial covenants for the subsidiaries, include: (i) the ratio of operating income plus depreciation and amortization to gross interest expense, (ii) the ratio of bank loans to operating income plus depreciation and amortization and (iii) minimum stockholders equity. The most restrictive consolidated ratio levels that must be maintained are (i) no lower than 2.5, (ii) no higher than 3.5 and (iii) maintain as minimum level Ps. 7,912, respectively. The Company is guarantor of said bank loans.

As of December 31, 2004, the Company was in compliance with the above mentioned financial covenants.

9. FINANCIAL INSTRUMENTS:

– Foreign currency forward contracts (Forward Contracts) – Some of the subsidiaries maintain a favorable commercial trade position in US dollars. This position motivated the Company to enter into Forward Contracts establishing a fixed exchange rate for each transaction. In accordance with the agreement the Company is obligated to sell the dollar amount at the exchange rate agreed in the contract. If the exchange rate in the market at the due date is below the fixed exchange rate agreed, then the Company gets the spread; if the exchange rate is above the agreed fixed exchange rate, the Company pays the difference. As of December 31, 2004 the total outstanding amount of Forward Contracts is US$ 44.6 million. At the same date, the fair value would represent a favorable valuation for the Company of US$ 3.1 million.

- Natural gas price hedge: During 2004 Grupo Imsa celebrated hedge agreements to protect the natural gas price at its plants in Mexico and in the United States of America (USA), including the gas coming from the Tractebel Plant (see Note 13) for approximately 55% and 70% of the consumption, respectively. The summary of the hedge contracts mentioned before as of December 31, 2004, is as follows:

Agreement with	Calculated period	Million of BTU’s for the calculated period	US price per BTU´s MM	Favorable valuation in US million
Operative natural gas in México	January to December 2005	4,161,000	Ranging from 4.35 to 4.60	6.00

Operative natural gas in EUA	January to December 2005	503,700	Ranging from 4.15 to 4.50	0.94

Tractebel Plant gas natural	January to December 2005	3,139,000	Ranging from 4.1 to 4.69	4.91

- Aluminum price hedge: During 2004 Grupo Imsa entered into several Swaps to fixed the aluminum price for a subsidiary, insuring a fixed price for a predetermined volume of aluminum purchases for the period January 2005 to April 2007. At the maturity of each swap, Grupo Imsa has the obligation to sale certain tons at the fixed price contracted; if the aluminum market price at the day of each maturity is above the contracted price, Grupo Imsa will receive the difference, on the contrary, if the actual price is below the contracted price, Grupo Imsa pays the difference. As of December 31 2004, notional tons value of the contracted swaps were 41,500 tons, representing a mark to market favorable for the Company amounting to US$ 10.7 million.

10. FOREIGN CURRENCY BALANCES AND TRANSACTIONS:

a. During the years ended December 31, 2004 and 2003, the Mexican peso experienced devaluation with respect to the U.S. dollar of approximately 0.3% and 8%, respectively. The exchange rates of the Mexican peso to the U.S. dollar as of December 31, 2004 and 2003 were 11.2648 pesos and 11.2360 pesos, respectively.

b. The Company’s consolidated assets and liabilities include inventories and fixed assets purchased with foreign currencies and other monetary assets and liabilities denominated in foreign currencies. Such amounts, stated in U.S. dollars and their Mexican peso equivalents as of December 31, 2004, are as follows:

	Consolidated			Grupo Imsa
	Million of U.S. Dollars	Mexican Peso Equivalents		Million of U.S. Dollars	Mexican Peso Equivalents
Inventories	611	Ps	6,981	—	Ps	—
Fixed assets	1,126		12,869	—		—
Monetary assets	306		3,496	11		121
Monetary liabilities	671		7,667	385		4,395

c. Transactions in foreign currencies stated in U.S. dollars and their Mexican peso equivalents are as follows:

	Million of U.S. Dollars	Mexican Peso Equivalents
Exports	1,625	Ps 18,570
Imports	509	5,813

11. EMPLOYEE RETIREMENT OBLIGATIONS:

In accordance with bulletin D-3 (see note 3.m) additional disclosures of the seniority premium and pension plans of the Company and the actuarial assumptions at December 31 are as follows :

	2004	2003
Accumulated Benefit Obligations	Ps (217)	Ps (133)

Projected Benefit Obligations	Ps (171)	Ps (169)
Plan Assets	96	107

Net Projected Liability	(75)	(63)
Additional Liability	(46)	(52)

	Ps (121)	Ps (115)

	2004	2003
Assumptions:
Discounted Rate	4.5%	4.5%
Return Expected Asset Rate	5.0%	5.0%
Salary Increase Rate	1.0%	1.0%

Net periodic pension cost of Ps 22, Ps 20 and Ps 19 for the years ended December 31, 2004, 2003 and 2002, respectively, is classified in the consolidated statements of operations as an administrative expense and the related accrued liabilities are classified in the consolidated balance sheets in other long–term liabilities.

12. INCOME TAX, TAX ON ASSETS AND EMPLOYEES’ PROFIT SHARING:

a. Grupo Imsa and its Mexican subsidiaries file consolidated annual income tax (ISR) and tax on assets (IMPAC) return in the proportion which the holding company owns the voting stock of its subsidiaries at the balance sheet dates. As of January 1, 2002, the proportion will be calculated based on the daily average equity participation that the holding company maintains of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion. Starting January 1, 2005 the above mentioned percentage was modified to consolidate at 100% in the ownership proportion. Provisional income tax and tax on assets payments of Grupo Imsa and its subsidiaries are made on an individual basis.

b. In accordance with Mexican tax law, the Company is subject to ISR and IMPAC, which take into consideration the taxable and deductible effects of inflation. The ISR rate was 33% in 2004, 34% in 2003 and 35% in 2002. IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

The principal amendments to the ISR and IMPAC Laws issued on December 1, 2004, effective as of 2005 were as follows: a) the ISR rate was reduced to 30% in 2005, 29% in 2006 and 28% as of 2007 and thereafter; b) for income tax purposes, cost of sales will be deducted instead of inventory purchases; c) In 2005, an option was established to accumulate inventories at December 31, 2004, in a period from 4 to 12 years determined in conformity with the respective tax rules; when opting to accumulate inventories, the unamortized balance of inventories under Rule 106 and tax loss carry forwards should be deducted from the inventory balance; the inventories cost of sales may be deducted as inventories are sold; d) as of 2006, the employee statutory profit sharing paid will be fully deductible; e) the deduction or accrual of the effect of inflation is now applicable to all monetary assets and liabilities and f) bank liabilities and liabilities with foreign entities must be included in the determination of the IMPAC taxable base.

c. The provisions for income taxes and employees’ profit sharing are as follows:

	2004		2003		2002
Income Taxes:
Domestic:
Current	Ps	46	Ps	102	Ps	159
Deferred		867		43		75
Effect of change in statutory rate on deferred income tax		(392)		—		(110)
Foreign:
Current		233		55		60
Deferred		9		(31)		—

	Ps	764	Ps	168	Ps	185

Employee’s profit sharing current	Ps	13	Ps	26	Ps	59

To determine deferred ISR at December 31, 2004, the Company applied the different tax rates that will be in effect beginning in 2005 to temporary differences according to their estimated reversal dates. The result derived from applying the different tax rates is shown in the table above under Effect of change in statutory rate on deferred income tax.

d. Reconciliation of the legal income tax rate and the effective rate, expressed a percentage of the income before income tax and employee profit sharing, is as follows :

	2004	2003	2002
Legal rate:	33%	34%	35%
Non deductible expenses	0.9	2.3	1.1
Gain in monetary position	(2.8)	(17.9)	(8.9)
Inflationary effects	2.6	16.1	9.2
Amortization of the excess, of cost over fair value of net assets acquired of subsidiaries, net	0.2	1.0	(8.4)
Foreign subsidiaries’ income	(7.1)	(9.5)	(15.4)
Other	(1.0)	(2.7)	0.8

	25.8	23.3	13.4
Benefit of change in statutory rate on deferred income tax	(11.1)	—	(6.3)

Mexican Effective rate	14.7	23.3	7.1
Foreign subsidiaries income tax	6.8	3.8	3.4

Total efective rate	21.5%	27.1%	10.5%

e. The principal components of deferred income tax as of December 31, 2004 and 2003 are related to inventories, fixed assets and discontinued operations.

f. The change during 2004, 2003 and 2002 of the insufficiency in capital restatement as shown on the statement of changes in stockholders’ equity, is presented net of the related effect of deferred income tax, for a total of Ps 160, Ps (30) and Ps (93), respectively.

13. COMMITMENTS AND CONTINGENCIES:

a. The Company is not a party and none of its assets are subject to any pending legal proceedings, other than ordinary routine litigation, incidental to its business and against which the Company is adequately insured or indemnified or which the Company believes is not material.

b. In April 2000, several subsidiaries of Grupo Imsa which have facilities throughout the Mexican territory, entered into a 15 year energy purchase agreement for approximately 90 MW (Megawatts) of electricity with Tractebel Energia de Monterrey, S. de R.L. de C.V. (Tractebel.), which started operation during the second semiannual of 2003.

c. The Company has entered into various operating lease contracts. The minimum lease amounts to be paid accordingly with the agreements are normally adjusted annually based on inflation and are as follows :

Year
2005	Ps	22
2006		32
2007		47
2008 and thereafter		67

Total	Ps	168

Lease expense for the years ended December 31, 2004 , 2003 and 2002 was Ps 20, Ps 25 and Ps 19, respectively.

d. Steel slab supply agreement with Corus UK Limited: In December 2004 Grupo Imsa together with Grupo Marcegaglia (Italy), Duferco International (Switzerland), Dongkuk Steel (South Korea), in conjunction named the “Off Takers”, signed a ten years off take agreement with Corus UK Limited, to purchase steel slab from their plant located in Teeside, England. During the ten years of the contract Grupo Imsa, through IMSA ACERO its subsidiary in the steel processing products segment, will have access to 15.4 % of the production of the Teeside plant, estimated between 3.2 and 3.6 million tons of steel slab per year. This represents 20% approximately of actual IMSA ACERO’s steel slab needs. The agreement establishes the supply schedule of the steel slab for each of the Off Takers.

The contract establishes for Grupo IMSA predetermined payments during the ten years period additionally to the price of the steel slab, as follows: (i) US$ 30.8 million as a supply right to access de 15.4% of the plant’s production, and (ii) payments for future capital investments in the Teeside plant amounting to US$ 15.1 million. Expenses will be amortized on straight line method against the income statement as part of the cost of the steel slab, starting March 2005 accordingly with the receipt of the material.

14. STOCKHOLDERS’ EQUITY:

a. A summary of significant actions taken at stockholders’ meetings is as follows:

2004

•	In the annual stockholders’ meeting hold on April 22, 2004 a dividend of Ps 348, was approved.

•	On September 29, 2004 during the annual stockholders’ meeting a dividend of Ps 664, was approved.

2003

•	On April 2, 2003, during the annual stockholders meeting a dividend of Ps 367, was approved.

2002

•	On April 10, 2002, during the annual stockholders meeting a dividend of Ps 225, was approved.

b. At December 31, 2004, common stock is comprised of 2,809.0 million nominative common shares, without par value, divided into 2,333.5 million Series “B” shares with voting rights and 475.5 million Series “C” shares without voting rights. All of the shares constitute the fixed portion of the Company’s capital stock.

c. At December 31, 2004, the Company has its own shares repurchased in treasury for Ps 67, represented by 6,096 thousand shares. The amount is classified in the consolidated financial statements by reducing the capital stock and reserve for repurchase of own shares by Ps 67. The weighted average rate mentioned in Note 3.r., was affected since the dates when shares were repurchased or resold in the market, if such was the case. The market price per share as of December 31, 2004 was Ps 33.5 (pesos).

d. The restatement (see note 3a. (3)) of the components of majority stockholders’ equity is as follows, at December 31,

	Historical		Restated		Total
2004
Common stock	Ps	1,404	Ps	3,924	Ps	5,328
Additional paid–in capital		1,207		1,917		3,124
Initial deferred tax effect		(3,171)		(726)		(3,897)
Reserve for repurchase of own shares		86		55		141
Retained earnings		15,621		7,227		22,848
2003
Common stock	Ps	1,404	Ps	3,924	Ps	5,328
Additional paid–in capital		1,207		1,917		3,124
Initial deferred tax effect		(3,171)		(726)		(3,897)
Reserve for repurchase of own shares		90		55		145
Retained earnings		10,436		7,171		17,607

e. At December 31, 2003, minority interest consists of the following:

Common stock	Ps	164
Additional paid–in capital		75
Initial deferred tax effect		(229)
Retained earnings		1,443
Insufficiency in capital restatement		(491)

	Ps	962

f. Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to an outstanding rate dividend tax, payable by the company in the even of distribution. In 2004 such rate was 33%, 2005 wil be 30%, and will be reduced until reaching 28% in 2007. The company make credit the tax paid on such distribution in the year that paid or can be carry forward for 2 years following such payment.

15. BUSINESS SEGMENT DATA:

The accounting policies of the segments are the same as those described in Notes 2 and 3. The Company evaluates the performance of its segments on the basis of operating income. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, that is, at current market prices.

Grupo Imsa´s reportable segments are strategic business units that offer different products. The segments are managed separately; each requires different manufacturing operations, technology and marketing strategies; and each segment primarily serves a different customer base.

The Company is engaged in three business segments in accordance with accounting principles, as follows:

Segment	Principal Products
Steel Processing Products	Galvanized flat steel, painted flat steel, cold rolled flat steel and hot rolled steel

Steel and Plastic Construction Products	Steel and plastic products, consisting of insulated panels, FRP panels, galvanized steel products, steel and plastic packaging products

Aluminum and Other Related Products	Fabricated aluminum products, consisting of aluminum extrusions, including aluminum, fiberglass, wood and steel ladders, windows and sliding doors.

The summary of the segment information presented below does not include the discontinued operations for the periods presented:

	Steel Processing Products		Steel and Plastic Construction Products		Aluminum and Other Related Products		Corporate and Other		Consolidated
2004
Net sales	Ps	24,451	Ps	10,696	Ps	3,880	Ps	365	Ps	39,391
Inter–divisional sales		1,347		66		8		365		1,786
Consolidated net sales		23,104		10,630		3,872		—		37,605
Operating income (loss)		3,250		431		222		(182)		3,721
Assets		25,195		6,517		2,984		952		35,649
Capital expenditures		921		294		165		93		1,474
Depreciation and amortization		1,227		214		53		41		1,535
Liabilities		6,635		2,158		758		5,424		14,975

2003
Net sales	Ps	16,665	Ps	9,233	Ps	3,280	Ps	1,117	Ps	30,295
Inter–divisional sales		994		87		—		1,115		2,196
Consolidated net sales		15,671		9,146		3,280		2		28,099
Operating income (loss)		1,285		281		202		(216)		1,552
Assets		21,545		5,954		2,777		1,761		32,037
Capital expenditures		1,168		284		90		132		1,675
Depreciation and amortization		977		226		50		43		1,295
Liabilities		5,518		1,809		717		8,836		16,879

2002
Net sales	Ps	15,144	Ps	8,918	Ps	3,216	Ps	644	Ps	27,922
Inter–divisional sales Consolidated net sales		1,005		137		1		644		1,786
Consolidated net sales Operating income (loss)		14,139		8,781		3,215		—		26,136
Operating income (loss) Assets		1,874		519		178		(195)		2,376
Assets Capital expenditures		21.013		5,887		2,927		2,032		31,859
Capital expenditures		1,527		243		21		79		1,870
Depreciation and amortization Liabilities		895		205		58		47		1,204
Liabilities		5,291		1,802		760		8,461		16,314

The Company’s operations by geographic area that do not include the discontinued operations were as follows:

	Mexico		United States		South America		Eliminations		Consolidated
2004
Net sales to unaffiliated customers	Ps	20,850	Ps	15,269	Ps	1,486	Ps	—	Ps	37,605
Inter–company sales(1)		2,226		929		33		(3,189)		—
Operating income		2,847		637		237		—		3,721
Identifiable assets		24,979		8,989		1,681		—		35,649

2003
Net sales to unaffiliated customers	Ps	14,459	Ps	12,409	Ps	1,231	Ps	—	Ps	28,099
Inter–company sales(1)		1,424		773		—		(2,197)		—
Operating income		1,289		191		72		—		1,552
Identifiable assets		22,798		7,750		1,488		—		32,037

2002
Net sales to unaffiliated customers	Ps	13,703		11,459	Ps	974	Ps	—	Ps	26,136
Inter–company sales(1)		1,011		766		1		(1,778)		—
Operating income		1,857		411		109		—		2,376
Identifiable assets		22,400		8,143		1,317		—		31,859

(1)	Inter–company sales between geographic areas are accounted for based on estimated market prices.

Net sales include Ps 466, Ps 396 and Ps 484, for the years ended December 31, 2004, 2003 and 2002, respectively, from sales of steel products to Duferco, a major international broker.

Export sales from Mexico to unaffiliated customers in foreign countries is summarized as follows:

	2004	2003	2002
United States	Ps 1,844	Ps 1,082	Ps 575
South America	320	363	120
Others Regions	165	133	218

Total	Ps 2,329	Ps 1,578	Ps 913

16. NEW ACCOUNTING PRINCIPLES:

a. In May 2004, the IMCP issued Bulletin B-7 “Business Acquisitions” (“B-7”) whose application is mandatory for financial statements of periods beginning on January 1, 2005, although early adoption is encouraged. B-7 provides updated rules for the accounting treatment of business acquisitions and investments in associated entities. It establishes, among others; the adoption of the purchase method as the sole valuation rule for these transactions; it eliminates the amortization of goodwill, which should now be subject to the impairment rules; it establishes rules for the accounting treatment of asset transfers or share exchange among entities under common control as well as for the acquisition of minority interest based on the provisions of Bulletin B-8 “Consolidated and combined financial statements and valuation of permanent investments in shares”.

Management believes that the main effect of adopting this new accounting principle as of January 1, 2005 will be to cease amortizing goodwill, which at December 31, 2004 was Ps 1,150, and affected current earnings through annual amortization of Ps. 61.

b. In April 2004, the IMCP issued Bulletin C-10 “Derivative instruments and hedging activities” (“C-10 “) whose application is mandatory for financial statements of periods beginning on January 1, 2005. In general, C-10 establishes that in fair value hedges, any variances in the fair value, both of the derivative and the hedged risk position, should be reflected in current earnings when such variances occur; in cash flow hedges, the effective portion of fair value variances should be recognized under other comprehensive income in stockholders’ equity, while the ineffective portion should affect current earnings.

Regarding derivative financial instruments, the Bulletin establishes the conditions that must be met for an instrument to be considered as such, and revises and adds definitions. It also includes rules regarding the elements involved in hedging activities, including formal documentation prior to the inception of each hedge and measurement of its effectiveness during its term, among others; C-10 classifies hedges into three categories: a) fair value hedges, b) cash flow hedges and c) foreign currency hedges, and provides specific rules by type of hedge, for their valuation, recognition, presentation and disclosure.

Other derivative instruments different of those described in Notes 8 and 9 to the present consolidated financial statements, in particular to those related to implicit derivatives immerse in some supply, lease, etc. agreements, contracted in different currency than the peso, Grupo Imsa’s functional currency. As of the date of the present consolidated financial statements the administration is in the process of analysis and evaluation, which has not been concluded.

c. In April 2004, the IMCP issued Amendments to Bulletin C-2 (“C-2”), whose application is mandatory for financial statements of periods beginning on January 1, 2005, although early adoption is encouraged. C-2 basically establishes that any variances in the fair value of financial instruments classified as available for sale should be recognized under other comprehensive income and reclassified to current earnings upon sale of such instruments; C-2 includes the possibility of making transfers among some of the categories under which financial instruments are classified, provided that conditions and rules for their accounting recognition are met. It also extends the applicability of impairment rules to financial instruments available for sale and provides more precise rules for their recognition.

d. In January 2004, the IMCP issued new Bulletin D-3 “Labor obligations” (“D-3”), which replaces the concept of unforeseen severance payments that are recognized in earnings of the period in which the payment decision is made, with that of “Severance payments at the end of the work relationship”, defined as payments granted to employees when they conclude their labor relationship before reaching retirement age,. therefore, the valuation and disclosure rules applicable to pension and seniority premium payments must be followed.

D-3 is mandatory as of January 1, 2005, but grants the option to immediately recognize in earnings the resulting transition asset or liability, or to amortize it over the average remaining labor life of employees. As of the date of the present consolidated financial statements, the administration is in the process of analysis and evaluation, which has not been concluded.

* * * * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: December 26, 2005	By:	/s/ MARCELO CANALES CLARIOND
	Name: Title:	Marcelo Canales Clariond Chief Financial Officer